Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:
            Scotiabank reports strong third quarter results of $931 million and record revenues for second consecutive quarter

            <<
            Third quarter financial measures compared to the same period a year ago:

            - Earnings per share (diluted) of $0.87, compared to $0.98

            - Net income of $931 million, versus $1.01 billion

            - Return on equity of 18.0%, compared to 21.0%

            - Productivity ratio of 51.0%, versus 54.3%

            - Quarterly dividend of 49 cents per common share

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            Year-to-date performance versus our 2009 financial and operational objectives was as follows:

            1.  Target: Earn a return on equity (ROE)(1) of 16 to 20%. For the nine months, Scotiabank earned an ROE of 17.5%.

            2.  Target: Generate growth in earnings per common share (diluted) of
                7 to 12%. Our year-over-year growth in earnings per share was negative 10%.

            3.  Target: Maintain a productivity ratio(1) of less than 58%.
                Scotiabank's ratio was 53.5% for the nine months.

            4.  Target: Maintain strong capital ratios. At 10.4%, Scotiabank's Tier 1 capital ratio remains strong by international standards.

            ------------------------------
            (1) Refer to non-GAAP measures discussion further below.
            >>

            TORONTO, Aug. 28 /CNW/ - Scotiabank today reported third quarter income of $931 million compared with $1.01 billion for the same period last year.
Quarter over quarter, net income was up 7%.
            This quarter's results include record revenues for the second consecutive quarter with contributions from all three business lines. On an all-Bank basis, revenue increased by 11 per cent compared to the same period last year.
These results were due primarily to higher net interest income, strong growth in capital market activities, and increased customer transactions, offset by increases in provisions for credit losses and writedowns on securities.
            Diluted earnings per share were $0.87 compared to $0.98 in the same period a year ago and $0.81 last quarter. Return on equity remained strong at
18.0% compared to 21.0% last year and 17.6% last quarter. A dividend of 49 cents per common share was announced.
            "Record quarters from Canadian Banking and Scotia Capital and a solid contribution from International Banking have allowed Scotiabank to continue to deliver strong core earnings through challenging conditions," said Rick Waugh,
President and CEO. "Provisions for credit losses, including an increase in the general allowance, are within our expectations and risk appetite, and we are continuing to prudently manage our loan portfolios across geographies and industries.
            "Canadian Banking reported a record quarter, benefitting from a seven per cent rise in revenue from the same quarter last year. This was due mainly to higher net interest income, from growth in average asset volumes in mortgages, personal loans and small business and commercial banking. Good progress continues to be made in all our Wealth Management channels. We led the industry in mutual funds net sales for the second consecutive quarter.
            "Scotia Capital saw record results year over year with strong performances across all products and businesses, partly offset by higher provisions for credit losses. Net interest income rose substantially compared to the same period last year due to higher loan volumes and significantly improved lending spreads.
            "Solid results in International Banking were driven by strong growth in net interest income, a result of improved margins and loan growth across the division, offset by higher provisions for credit losses and writedowns on securities.
            "Our capital position continues to improve and remains strong by international standards, allowing the Bank to continue to deliver consistent dividends to shareholders and pursue on-going business development opportunities. High levels of profitability and retained earnings have contributed to the improvement in our capital ratios.
            "Scotiabank's continued focus on expense control across all business lines is reflected in a productivity ratio of 51.0% compared to 54.3% for the same period last year.
            "Economic conditions in the second half of 2009 are improving. With the solid results achieved during the first nine months of the year, the Bank is maintaining the objectives established at the beginning of the year."

            <<
            FINANCIAL HIGHLIGHTS

                                                     As at and               For the
                                    for the three months ended     nine months ended
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                                 July 31   April 30    July 31    July 31    July 31
            (Unaudited)             2009       2009       2008       2009       2008
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            Operating results
             ($ millions)
            Net interest income    2,176      2,087      1,946      6,229      5,633
            Net interest income
             (TEB(1))              2,244      2,164      2,049      6,444      5,954
            Total revenue          3,775      3,596      3,374     10,722      9,385
            Total revenue(TEB(1))  3,843      3,673      3,477     10,937      9,706
            Provision for credit
             losses                  554        489        159      1,324        423
            Non-interest expenses  1,959      1,886      1,889      5,855      5,352
            Provision for income
             taxes                   303        319        287        812        689
            Provision for income
             taxes
             (TEB(1))                371        396        390      1,027      1,010
            Net income               931        872      1,010      2,645      2,825
            Net income available
             to common
             shareholders            882        821        978      2,508      2,750
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            Operating performance
            Basic earnings per
             share($)               0.87       0.81       0.99       2.48       2.79
            Diluted earnings per
             share($)               0.87       0.81       0.98       2.48       2.77
            Return on equity(1)
             (%)                    18.0       17.6       21.0       17.5       20.3
            Productivity ratio(%)
             (TEB(1))               51.0       51.4       54.3       53.5       55.1
            Net interest margin
             on total average
             assets (%) (TEB(1))    1.76       1.71       1.79       1.66       1.78
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            Balance sheet
             information
             ($ millions)
            Cash resources and
             securities          156,157    146,060    124,079
            Loans and
             acceptances         268,053    296,740    283,742
            Total assets         485,856    513,567    462,407
            Deposits             333,728    346,860    332,469
            Preferred shares       3,710      3,710      2,560
            Common shareholders'
             equity               19,687     19,198     18,801
            Assets under
             administration      207,913    196,773    207,433
            Assets under
             management           39,806     35,449     37,842
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            Capital measures
            Tier 1 capital
             ratio(%)               10.4        9.6        9.8
            Total capital
             ratio(%)               12.7       11.8       11.5
            Tangible common
             equity to
             risk-weighted
             assets(1)(%)            8.0        7.7        7.6
            Risk-weighted assets
             ($ millions)        221,494    241,837    225,801
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            Credit quality
            Net impaired
             loans(2)
             ($ millions)          2,509      2,179      1,009
            General allowance
             for credit losses
             ($ millions)          1,450      1,350      1,323
            Sectoral allowance
             ($ millions)             48         60          -
            Net impaired loans
             as a % of loans
             and acceptances(2)     0.94       0.73       0.36
            Specific provision
             for credit losses
             as a % of average
             loans and
             acceptances
             (annualized)           0.66       0.56       0.23       0.53       0.22
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            Common share
             information
            Share price ($)
              High                 46.51      35.85      52.51      46.51      54.00
              Low                  33.75      23.99      41.95      23.99      41.95
              Close                45.92      33.94      49.98
            Shares outstanding
             (millions)
              Average - Basic      1,017      1,014        989      1,010        986
              Average - Diluted    1,020      1,016        994      1,013        993
              End of period        1,020      1,017        990
            Dividends per
             share($)               0.49       0.49       0.49       1.47       1.43
            Dividend yield(%)        4.9        6.6        4.1        5.6        4.0
            Market
             capitalization
             ($ millions)         46,858     34,518     49,475
            Book value per
             common share($)       19.29      18.88      18.99
            Market value to book
             value multiple          2.4        1.8        2.6
            Price to earnings
             multiple (trailing
             4 quarters)            16.6       11.8       13.4
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            Other information
            Employees             67,482     67,698     62,209
            Branches and offices   2,689      2,683      2,557
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            (1) Non-GAAP measure. Further below, refer to a discussion of these measures.
            (2) Net impaired loans are impaired loans less the specific allowance for credit losses.
            >>

            ACHIEVEMENTS

            Notable Business Highlights

            ScotiaFunds continued its strength in the third quarter, and was ranked
No.1 by the Investment Funds Institute of Canada for total net sales. Support for this growth came in part from Scotia INNOVA Portfolios, ScotiaFunds' new fund-of-funds solution, which has had one of the industry's most successful launches of a product in this category, surpassing $240 million in assets under management since its January launch.
            International Wealth Management has opened a Scotia Private Client Group office in Miami. The Miami office is a hub for the Bank's expanding wealth management services in the Caribbean and Latin America.

            In a highly successful quarter, Scotia Capital worked closely with clients on a number of significant transactions, including:

            <<
            -   Acted as exclusive financial advisor to China Investment Corporation
                (CIC) on a US$1.5 billion equity investment in Teck Resources
                Limited. This landmark transaction represents the largest private placement in Canadian history and the first significant investment in a Canadian company by one of the world's largest sovereign wealth funds.
            -   Scotia Capital was Joint Bookrunner on a $850 million initial public offering of common shares by Genworth MI Canada Inc. This is the largest IPO in Canada to date in 2009 and ninth largest IPO in
                Canadian history.
            >>

            Employee and customer satisfaction remains high

            Scotiabank employees continued to be satisfied with their workplace, despite the economic turmoil of the past year, according to the Bank's annual global employee survey, ViewPoint. The overall Employee Satisfaction Index remained high at 86%, with 88% of employees worldwide agreeing or strongly agreeing that their branch or department is a great place to work. Employee participation increased significantly to 91% this year, from 82% in 2008.
Demonstrating a link between employee satisfaction and customer service,
Scotiabank continues to improve on customer service performance, capturing five Best Banking Awards from the 2009 Synovate Customer Service Index (CSI)
study, up from four in 2008. Scotiabank garnered Best Banking awards for
Values My Business, Financial Planning & Advice, Products & Service
Excellence, Value for Money and Interest Rates & Service Charges.

            Serving our customers better

            Scotiabank and specialty hockey retailer Pro Hockey Life Sporting Goods
Inc. have formed a strategic alliance to drive sales for both companies and entitle Scotiabank customers to exclusive discounts and offers.

            Scotiabank group captures prestigious awards

            Scotia Capital and Scotiabank have been jointly recognized as the Best
Corporate/Institutional Bank in Canada for 2009 by Global Finance magazine.
The award was the result of a joint submission by Scotia Capital and the
Bank's Global Transaction Banking unit (GTB). Scotia Capital's entry included its portal site, as well as ScotiaFX, SC Online and Scotia Prime Brokerage sites and platforms. GTB participated in the entry with its web-based cash management and trade finance platforms. The award recognizes Scotiabank
Group's capability in fulfilling the breadth of its customers' borrowing, transactional and supply chain needs.
            Scotia Capital's Debt Capital Markets and Derivatives Teams were ranked
No.1 in Canada by an independent third-party survey firm.
            Scotiabank has been recognized as the Best Trade Bank in Central America and Best Trade Bank in the Caribbean by Trade Finance magazine. Scotiabank became the first winner of this new award introduced in 2009. These two awards recognize the strength of our NAFTA footprint and our global trade capabilities across multiple geographies and business lines.
            For the fourth consecutive year, Scotiabank Mexico was awarded the 2008
JP Morgan Chase Quality Recognition Award. This achievement is a result of the high quality of international wire processing in Scotiabank Mexico. The award is granted only to firms that achieve outstanding quality in their operations
- fewer than one per cent of JP Morgan clients met the requirements to earn this award.

            Social responsibility

            Scotiabank has been identified among Canada's 50 most socially responsible corporations in a report by Maclean's magazine and Jantzi
Research. Scotiabank was cited as one of the few banks providing access to credit for under-served communities and its HIV/AIDS-related initiatives.
            The 11th Annual Scotiabank Vancouver Half-Marathon hosted a record field of more than 5,000 runners from eight provinces and 20 countries on June 28.
The Scotiabank Group Charity Challenge also broke this year's fundraising goal, raising an impressive $337,000 for 15 local charities, bringing the
11-year total to more than $1.2 million raised.

            MANAGEMENT'S DISCUSSION & ANALYSIS

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            Forward-looking statements

            Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S.
Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United
States Private Securities Litigation Reform Act of 1995 and any applicable
Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian,
United States and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent,"
"estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "should," "would" and "could."
            By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings;
operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties;
the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates;
the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure;
unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers;
consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries.
Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 62 of the Bank's 2008 Annual Report.
            The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
            The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted
factors when reviewing these sections.
            -------------------------------------------------------------------------

            Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov

            <<
            2009 Objectives - Our Balanced Scorecard

            Financial

            -   Return on equity of 16-20%
            -   Diluted earnings per share growth of 7-12%
            -   Long-term shareholder value through increases in dividends and stock price appreciation

            Operational

            -   Productivity ratio of less than 58%
            -   Sound ratings
            -   Strong practices in corporate governance and compliance processes
            -   Maintain strong capital ratios

            Customer

            -   High levels of customer satisfaction and loyalty
            -   Deeper relationship with existing customers
            -   New customer acquisition

            People

            -   High levels of employee satisfaction and engagement
            -   Enhance diversity of workforce
            -   Commitment to corporate social responsibility and strong community involvement
            >>

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            Non-GAAP Measures

            The Bank uses a number of financial measures to assess its performance.
Some of these measures are not calculated in accordance with Generally
Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our
Management's Discussion and Analysis above and further below. They are defined below:

            Taxable equivalent basis

            The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes;
hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources, and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's. The TEB gross-up to net interest income and to the provision for income taxes in the current period is
$68 million versus $103 million in the same quarter last year and $77 million last quarter. For the nine months, the TEB gross-up to net interest income and the provision for income taxes was $215 million compared to $321 million for the same period last year.
            For purposes of segmented reporting, a segment's net interest income and provision for income taxes are grossed up by the taxable equivalent amount.
The elimination of the TEB gross up is recorded in the "Other" segment.

            Productivity ratio (TEB)

            Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.

            Net interest margin on total average assets (TEB)

            This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

            Operating leverage

            The Bank defines operating leverage as the rate of growth in total revenue, on a taxable equivalent basis, less the rate of growth in expenses.

            Return on equity

            Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of common shareholders'
equity. The Bank calculates its return on equity using average common shareholders' equity, which includes common stock, retained earnings and accumulated other comprehensive income.

            Economic equity and Return on economic equity

            For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is based on the economic equity attributed.
            The Bank's economic capital methodologies and attribution models are currently under review.

            Tangible common equity to risk-weighted assets

            Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders' equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other acquisition-related intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.
            Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of
Financial Institutions Canada (OSFI).

            -------------------------------------------------------------------------

            Group Financial Performance and Financial Condition

            Scotiabank's earnings continued to gain momentum this quarter, with net income of $931 million. Although down 8% or $79 million from the same period last year, net income was up 7% or $59 million from last quarter as the Bank's businesses earned through the challenging credit and economic environment.
            Compared to the same period last year, the Bank's earnings reflect higher net interest income and loan fees from asset and customer growth, strong trading results and the positive impact of foreign currency translation. These items were more than offset by increases in provisions for credit losses, and writedowns on non-trading securities.
            Quarter over quarter, net income was bolstered by stronger capital markets revenues, growth in net interest income and higher mutual fund and other transaction-based fees. These items were partly offset by higher provisions for credit losses, lower securitization revenues and the negative impact of foreign currency translation.
            Net income for the nine months was $2,645 million, $180 million or 6%
lower than the same period last year. Earnings were buoyed by strong capital markets revenues, higher net interest income and transaction-based revenues from strong asset growth, increased securitization revenues and the positive impact of foreign currency translation. These items were more than offset by higher provisions for credit losses and writedowns on non-trading securities.
Growth in expenses and the impact of a higher effective tax rate also contributed to the lower year-to-date net income.

            Total revenue

            Total revenue (on a taxable equivalent basis) was a record $3,843 million this quarter, up $366 million or 11% from the same period last year and $170 million or 5% above last quarter. Year-over-year growth reflected higher net interest income from asset growth in all business lines and wider spreads in corporate lending, strong contributions from capital market activities, higher securitization revenues and the positive impact of foreign currency translation. These items were partly offset by increased writedowns on non-trading securities.
            The increase from last quarter was due to higher net interest income, mainly from improved margins and three additional days in the quarter, strong trading revenues and increased mutual fund income. This growth was partly offset by lower securitization revenues and the negative impact of foreign currency translation.
            For the nine months, total revenue (on a taxable equivalent basis) of
$10,937 million was up $1,231 million or 13% from the same period last year, due primarily to strong capital markets revenues, higher net interest income, increased securitization income, growth in credit and transaction-based fees, and the positive impact of foreign currency translation.

            Net interest income

            Net interest income (on a taxable equivalent basis) was $2,244 million, up $195 million or 9% from the same quarter last year and $80 million or 4%
above last quarter.
            The increase from last year was driven by asset growth in all business lines, the favourable change in fair value of financial instruments used for asset/liability management and the positive impact of foreign currency translation. Partly offsetting these factors were compression in the margin and lower tax-exempt income.
            The quarter-over-quarter growth in net interest income was due mainly to an improved net interest margin and three additional days in the quarter.
These items were partly offset by the negative impact of foreign currency translation and a reduction in asset volumes.
            Year-to-date net interest income (on a taxable equivalent basis) grew to
$6,444 million, an increase of $490 million or 8% from the same period last year. The growth was driven by solid organic asset growth in all business lines, the favourable changes in the fair value of financial instruments used for asset/liability management, and the positive impact of foreign currency translation. Partly offsetting these items were reduced tax-exempt income and a lower margin.
            The Bank's interest margin was 1.76%, compared to 1.79% last year and
1.71% last quarter. Compared to the prior year, the reduction in the margin was due to the significant decline in interest rates, and the impact of assets repricing faster than liabilities, increased cost of liquidity, lower tax-exempt income and growth in non-earning assets. These factors were partly offset by the positive impact of fair value changes of financial instruments used for asset/liability management and widening of corporate lending spreads.
The margin was up quarter over quarter due to improved spreads in corporate lending, a reduction in non-earning assets and a favourable change in the fair value of financial instruments. This increase was offset by lower tax-exempt income.

            Other income

            This quarter's other income was $1,599 million, $171 million or 12%
higher than the same period last year. This growth was attributed to strong trading results, increased securitization revenues and the positive impact of foreign currency translation. There were also higher credit fees and investment banking revenues and the positive fair value changes of certain financial instruments. These increases were partly offset by a higher level of writedowns on non-trading securities, which included a writedown of an equity investment in International Banking.
            Compared to the previous quarter, the increase of $90 million or 6% was due primarily to strong trading and investment banking revenues and higher mutual fund income and the favourable impact of changes in the fair value of financial instruments. Partly offsetting these items were lower securitization revenues and the negative impact of foreign currency translation.
            For the nine month period, other income was $4,493 million, an increase of $741 million or 20% from the same period last year. The results reflected a strong contribution from capital markets revenues, higher securitization income to take advantage of favourable funding terms, the positive impact of foreign currency translation and higher credit fees from strong debt origination. There was also growth in transaction-based revenues from increased customer activities. These items were partly offset by increased writedowns on securities and lower retail brokerage fees.

            Provision for credit losses

            The provision for credit losses was $554 million this quarter, comprised of $466 million in specific provisions, an increase of $100 million in the general allowance, and a $12 million reduction in the automotive sectoral allowance established last quarter, which was reclassified to specific provisions relating to that sector. The total provision ($554 million)
represents an increase of $395 million from the same period last year and $65 million from last quarter.
            The higher level of provisions this quarter compared to a year ago reflects increased provisions in all three business lines. Further discussion on credit risk is provided below.

            Non-interest expenses and productivity

            Non-interest expenses of $1,959 million this quarter rose $70 million or
4% from last year. The year-over-year growth was primarily from acquisitions and other growth initiatives, mitigated by ongoing cost containment efforts.
            Quarter over quarter, non-interest expenses were up $73 million or 4%.
The increase was due mainly to the higher performance-based compensation, from stronger trading revenues, and an increase in stock-based compensation. Partly offsetting these items was the favourable impact of foreign currency translation.
            For the nine-month period, non-interest expenses were $5,855 million, up
$503 million or 9% from $5,352 million reported last year. The negative impact of foreign currency translation accounted for $116 million of this increase, while acquisitions contributed $230 million. The remaining growth was in performance-based compensation, as a result of strong trading revenues, and salaries and other benefits from branch expansion.
            The productivity ratio was 51.0% this quarter, compared to 54.3% reported for the same period last year and 51.4% last quarter. The Bank's operating leverage this quarter was 6.8% relative to the same period last year, and 0.8%
over the second quarter. The year to date operating leverage was 3.3%.

            Taxes

            The effective tax rate for this quarter was 24.0% compared to 21.7% in the same quarter last year and 26.1% last quarter. The increase from a year ago was due primarily to higher adjustments to future tax assets to reflect tax rate reductions and lower tax-exempt dividend income. This was partly offset by a lower statutory tax rate in Canada. The decrease from last quarter was due primarily to increased income in lower tax rate jurisdictions. These items were partly offset by a reduction in tax-exempt dividend income.
            The year-to-date effective tax rate was 22.9%, compared to 19.1% for the same period last year.

            Risk management

            The Bank's risk management policies and practices are unchanged from those outlined in pages 62 to 76 of the 2008 Annual Report.

            Credit risk

            The specific provision for credit losses was $466 million this quarter, compared to $159 million in the same period last year and $402 million in the previous quarter.
            The specific provision for credit losses in the Canadian Banking portfolios was $170 million, up $71 million from the same quarter last year, but $8 million below last quarter. Retail provisions increased year over year, primarily in indirect automotive and unsecured personal lending. Increased provisions in commercial loans were partly offset by lower provisions in small business banking. Compared to the previous quarter, increased provisions for credit cards and personal lending were more than offset by lower provisions for the indirect automotive portfolio and commercial and small business lending.
            International Banking's specific provision for credit losses was $179 million, compared to $56 million in the same period last year and $115 million last quarter. The year-over-year upward trend in retail and commercial provisions was reflective of the more challenging economic environment, as well as acquisition-related retail growth. The same quarter last year also benefitted from substantial levels of reversals of commercial provisions.
Compared to last quarter, commercial and retail provisions were generally higher, as last quarter included a reversal of $29 million in provisions no longer required for certain retail portfolios in Mexico.
            Scotia Capital's specific provision for credit losses was $117 million this quarter, compared to $4 million in the same period last year and $109 million in the prior quarter. The new provisions this quarter were primarily attributable to several accounts in Canada and the U.S., including $11 million that was reclassified from the automotive sectoral allowance established last quarter.
            Total net impaired loans, after deducting the allowance for specific credit losses, were $2,509 million as at July 31, 2009, an increase of $330 million from last quarter. The increase was mostly in International Banking.
            The general allowance for credit losses was $1,450 million as at July 31,
2009, up $100 million from last quarter. The automotive sectoral allowance established last quarter was $48 million as at July 31, 2009, reflecting a reclassification of $12 million to specific provisions this quarter, of which
$11 million related to Scotia Capital.

            Automotive industry exposure

            The Bank's direct (corporate and commercial) loan exposure to the North
American and European automotive industry declined to $4.3 billion as at July
31, 2009 and was comprised of the following:

            <<
                                                                   As at
                                                      -------------------------------
                                                       July 31   April 30 October 31
            ($ billions)                                  2009       2009       2008
            -------------------------------------------------------------------------
            Original equipment manufacturers (OEMs)   $    0.2   $    0.2   $    0.5
            Financing and leasing                          1.0        1.1        1.2
            Parts manufacturers                            0.6        0.8        0.7
            Dealers                                        2.5        2.9        2.8
            -------------------------------------------------------------------------
            Total                                     $    4.3   $    5.0   $    5.2
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            Approximately 29% of this exposure is rated investment grade, either externally or based on the Bank's internal rating program, in line with the previous quarter; however, down from 63% as at October 31, 2008. Loans are typically senior in the capital structure of the borrowers. The reduction in the percentage of investment grade exposure from the year end was expected in part as the result of the repayment of one large OEM investment grade account and portfolio migration. The year-to-date loss ratio on this portfolio -
specific loan losses as a percentage of average loan exposures - was 47 basis points annualized.
            The Bank is actively managing its exposure to this sector. The Bank is focused on large multi-dealer relationships and parts-manufacturing customers with geographic and OEM diversity, and has contained its exposure to North
American OEMs. Regular stress tests are performed on the Bank's non-retail automotive exposures covering a number of different scenarios, including the default of the North American OEMs and its impact on part suppliers, financing companies and dealers.
            The North American OEMs have recently restructured resulting in reduced future production and contraction of North American operations. As a result of these events, in the previous quarter, the Bank established a $60 million sectoral allowance against its North American non-retail automotive exposures for incurred losses expected to be identified individually over the coming quarters. In the third quarter, $12 million of the sectoral allowance was reclassified to the specific provision for credit losses. Management believes this sectoral provision is adequate to meet industry concerns.

            Consumer auto-based securities

            The Bank holds $7.2 billion (October 31, 2008 - $7.8 billion) of consumer auto-based securities which are classified as available-for-sale. These securities are almost all loan-based securities, with only 5% of these holdings representing leases. The loan-based securities arise from retail instalment sales contracts (loans), which are primarily acquired through a
US$6 billion revolving facility to purchase U.S. and Canadian consumer auto loans from a North American automotive finance company. This facility has a remaining revolving period of less than one and a half years, and was modified last year to allow the seller to sell Canadian-based loans to the Bank for a limited period, rather than U.S.-based loans. The facility is structured with credit enhancement in the form of overcollateralization provided at the time of the loan purchases, resulting in no further reliance on the seller for credit enhancement. For each subsequent purchase under the revolving credit facility, the credit enhancement is a multiple of the most recent pool loss data for the seller's overall managed portfolio.
            The Bank conducts periodic stress tests on the loan-based securities.
Under different stress scenarios, the loss on this consumer auto loan-backed securities portfolio is within the Bank's risk tolerance level. Approximately
87% of these securities are externally rated AAA and have a weighted average life of approximately two years.
            These securities are carried at fair value, with the change in fair value recorded in other comprehensive income. The Bank has recorded a pre-tax cumulative unrealized loss of $126 million in accumulated other comprehensive income (AOCI) (October 31, 2008 - $272 million). While there has been some deterioration in credit quality, the unrealized loss was primarily attributable to wider credit spreads. As the Bank has the ability and the intent to hold these securities until there is a recovery in fair value, which may be at maturity, these unrealized losses are considered temporary in nature.

            Other

            In addition, the Bank provides liquidity facilities to its own sponsored multi-seller conduits and to non-Bank sponsored conduits to support automotive loan and lease assets held by those conduits. For details, see sections on
Multi-seller conduits sponsored by the Bank (further below) and liquidity facilities provided to non-Bank sponsored conduits (further below).

            Market risk

            Value at Risk (VaR) is a key measure of market risk in the Bank's trading activities. In the third quarter, the average one-day VaR was $15.5 million compared to $15.8 million for the same quarter last year. Increased market volatility led to increases in VaR in all risk factors, more than offset by an increase in the diversification between the factors. Compared to the second quarter, the average one-day VaR decreased from $16.0 million to $15.5 million due in part to greater diversification benefits.

            <<
                                                  Average for the three months ended
                                                  -----------------------------------
                                                       July 31   April 30    July 31
            Risk Factor ($ millions)                      2009       2009       2008
            -------------------------------------------------------------------------
            Interest rate                             $   15.5   $   15.9   $   13.0
            Equities                                       5.0        4.0        3.5
            Foreign exchange                               2.3        2.2        0.9
            Commodities                                    3.2        2.9        3.0
            Diversification                              (10.5)      (9.0)      (4.6)
            -------------------------------------------------------------------------
            All-Bank VaR                              $   15.5   $   16.0   $   15.8
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            There were six trading loss days in the third quarter, compared to nine days in the previous quarter. The losses were well within the range predicted by VaR.

            Liquidity risk

            The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank's obligations. As at July 31, 2009, liquid assets were $134 billion or 27% of total assets, compared to $122 billion or 24% of total assets as at April 30,
2009. The mix of these assets between securities and other liquid assets, including cash and deposits with banks, was 77% and 23%, respectively (April
30, 2009 - 71% and 29%, respectively).
            In the course of the Bank's day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at July 31, 2009, total assets pledged or sold under repurchase agreements were $85 billion, compared to $99 billion as at April 30, 2009. The quarter-over-quarter decrease was due to a decrease in assets pledged to foreign governments and central banks and in securities sold under repurchase agreements. In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet its obligations in the event of a downgrade of its ratings by one or more of the rating agencies.

            Related party transactions

            There were no changes to the Bank's procedures and policies for related party transactions from those outlined on pages 82 and 134 of the 2008 Annual
Report. All transactions with related parties continued to be at market terms and conditions.

            Balance sheet

            The Bank's total assets at July 31, 2009 were $486 billion, down $22 billion from October 31, 2008, primarily from the negative impact from foreign currency translation of $19 billion. Reductions in loans, derivative instrument assets, cash resources and securities purchased under resale agreements were offset by growth in securities.
            Total securities increased by $38 billion from October 31, 2008.
Available-for-sale securities increased $25 billion due mainly to higher holdings of Canadian government insured mortgage-backed securities and
Canadian government debt securities. During the first nine months, the Bank's holdings of Canadian NHA mortgage-backed securities increased by $14 billion due mainly to the conversion of insured mortgages into mortgage-backed securities. Trading securities increased $11 billion also from higher holdings of Canadian government debt securities. Equity accounted investments increased
$2 billion due mainly to the purchase of a significant interest in CI
Financial Corp. (CI Financial).
            As at July 31, 2009, the unrealized gain on available-for-sale securities before hedges was $45 million, an improvement of $1,553 million from last quarter and $1,273 million from October 31, 2008. This was due mainly to increases in the values of both debt and equity securities from improvements in capital markets as well as writedowns taken on securities.
            The Bank's loan portfolio decreased $32 billion from October 31, 2008, which included the negative impact from foreign currency translation of $9 billion. On the retail lending side, residential mortgages decreased $17 billion due mainly to the conversion of insured mortgages into mortgage-backed securities and the securitization of an additional $9 billion of mortgages into Canadian government's Canada Mortgage Bond (CMB) and insured Mortgage
Purchase Program. Personal loans were up $3 billion, primarily in Canada.
            Business and government loans decreased by $17 billion from October 31,
2008, or $10 billion excluding the impact of foreign currency translation.
Loans in Scotia Capital were down $8 billion, primarily in U.S. corporate lending, from the negative impact of foreign currency translation and paydown of significant bridge loans and other repayments. Canadian Banking and
International Banking were down $4 billion and $5 billion, respectively. The decrease in International Banking was mainly in Asia and the Caribbean and
Central America.
            Total liabilities were $462 billion as at July 31, 2009, a decrease of
$24 billion from October 31, 2008, due primarily to the negative impact from foreign currency translation of $19 billion. Decreases in deposits, derivative instrument liabilities and other liabilities, primarily cash collateral received from customers, were offset by growth in obligations related to securities sold short and subordinated debentures.
            Total deposits were down $13 billion but up $1 billion before the impact of foreign currency movements. Personal deposits increased by $5 billion, due primarily to growth in high interest savings accounts in Canada. This growth was offset by decreases in business and government and bank deposits.
            Total shareholders' equity increased $1.8 billion from October 31, 2008.
The increase was from internal capital generation of $1,012 million and the issuance of $939 million common shares and $850 million preferred shares (of which $500 million common shares and $250 million non-cumulative preferred shares were issued in relation to the CI Financial acquisition). These items were offset by an increase of $1 billion in losses in accumulated other comprehensive income. These losses were due to a $1.9 billion increase in unrealized exchange losses from the strengthening of the Canadian dollar, partly offset by an improvement in the unrealized gain on available-for-sale securities.

            Capital management

            Scotiabank is committed to maintaining a solid capital base to support the risks associated with its diversified businesses. The Bank's capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank's capital is more than adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank's ICAAP include sound corporate governance; establishing risk-based capital targets; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including regulatory capital measures.
The Bank's capital management practices are unchanged from those outlined on pages 38 to 42 of the 2008 Annual Report.

            Capital ratios

            The Bank continues to maintain a strong capital position. The Tier 1 and
Total capital ratios as at July 31, 2009, were 10.4% and 12.7%, respectively, compared to 9.6% and 11.8% as at April 30, 2009.
            The increase in the Tier 1 capital ratio this quarter was largely the result of an increase in internally generated capital, the issuance of $650 million Tier 1 innovative capital instruments and a decline in risk-weighted assets across most business lines. The Total capital ratio was also impacted by the redemption of $325 million of subordinated debentures. The strengthening Canadian dollar did not have a significant impact on capital ratios as the reduction to capital from the higher unrealized losses from foreign currency translation was offset by lower risk-weighted assets due to currency translation.
            The tangible common equity (TCE) ratio was 8.0% as at July 31, 2009, a substantial increase from 7.7% as at April 30, 2009.

            Financial instruments

            Given the nature of the Bank's main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank's business. There are various measures that reflect the level of risk associated with the Bank's portfolio of financial instruments.
Further discussion of some of these risk measures is included in the Risk
Management section above.
            The methods of determining the fair value of financial instruments are detailed on pages 78 to 79 of the 2008 Annual Report. Management's judgment on valuation inputs is necessary when observable market data is not available, and in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded.
            During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
            Total derivative notional amounts were $1,625 billion as at July 31,
2009, compared to $1,562 billion as at October 31, 2008, with the increase in interest rate derivatives partially offset by a decline in foreign exchange and credit derivative contracts. The percentage of derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking master netting arrangements into account, was $20.4 billion, compared to $28.5 billion last year end.

            Selected credit instruments

            Mortgage-backed securities

            Non-trading portfolio

            Total mortgage-backed securities held as available-for-sale securities represent approximately 4% of the Bank's total assets as at July 31, 2009, and are shown in the table below. During the year, the Bank's holdings of Canadian
NHA mortgage-backed securities increased by $14 billion due mainly to the conversion of insured mortgages into mortgage-backed securities.
            Exposure to U.S. subprime mortgage risk is nominal.

            Trading portfolio

            Total mortgage-backed securities held as trading securities represent less than 0.1% of the Bank's total assets as at July 31, 2009, and are shown in the table below.

            <<
            Mortgage-backed securities
                                                                 As at July 31, 2009
                                                             ------------------------
                                                              Non-trading    Trading
            Carrying value ($ millions)                         portfolio  portfolio
            -------------------------------------------------------------------------
            Canadian NHA mortgage-backed securities(1)           $ 21,469   $    216
            Commercial mortgage-backed securities                    58(2)      43(3)
            Other residential mortgage-backed securities               98          -
            -------------------------------------------------------------------------
            Total                                                $ 21,625   $    259
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                                              As at October 31, 2008
                                                             ------------------------
                                                              Non-trading    Trading
            Carrying value ($ millions)                         portfolio  portfolio
            -------------------------------------------------------------------------
            Canadian NHA mortgage-backed securities(1)           $  6,294   $    184
            Commercial mortgage-backed securities                   123(2)      47(3)
            Other residential mortgage-backed securities               55          -
            -------------------------------------------------------------------------
            Total                                                $  6,472   $    231
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
            (2) The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate to non-Canadian properties.
            (3) The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.
            >>

            Montreal Accord Asset-Backed Commercial Paper (ABCP)

            As a result of the Montreal Accord ABCP restructuring, in the first quarter, the Bank received longer-dated securities which are classified as available-for-sale. Approximately 80% of the new notes are investment grade
Class A-1 and A-2 notes. The Bank's carrying value of $144 million represents approximately 62% of par value. Taking into account current market conditions, the Bank has not recorded any net gain or loss in the current quarter.
            As part of the restructuring, the Bank participated in a margin funding facility, which is recorded as an unfunded loan commitment. The Bank's portion of the facility is $200 million; it is currently undrawn.

            Collateralized debt obligations and collateralized loan obligations

            Non-trading portfolio

            The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio which are primarily classified as available-for-sale securities. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds.
These investments are carried at fair value on the Bank's Consolidated Balance
Sheet. Changes in the fair value of cash-based CDOs/CLOs are reflected in other comprehensive income, unless there has been an other-than-temporary decline in fair value, which is recorded in net income. Changes in the fair value of synthetic CDOs/CLOs are reflected in net income. Substantially all of the referenced assets of the Bank's CDO and CLO investments are corporate exposures, with no U.S. mortgage-backed securities.
            As at July 31, 2009, the remaining exposure to CDOs was $412 million
(April 30, 2009 - $393 million; October 31, 2008 - $420 million), of which $92 million is included in AOCI (April 30, 2009 - $105 million; October 31, 2008 -
$83 million). The year-to-date change included the impact of the maturity and sale of a CDO, foreign currency translation, and positive current fair value changes. This portfolio is well diversified, with an average individual CDO holding of $19 million, and no single industry exceeding 25% of the referenced portfolio on a weighted average basis. Based on their carrying values, these
CDOs have a weighted average rating of BBB. More than 11% of these investment holdings are senior tranches with subordination of 10% or more, and 16% of the investments are in equity tranches.
            During the current quarter, the Bank recorded a pre-tax gain of $73 million in net income (three months ended July 31, 2008 - loss of $24 million)
and a pre-tax gain of $13 million in other comprehensive income (three months ended July 31, 2008 - loss of $2 million), reflecting changes in the fair value of the CDOs.
            As at July 31, 2009, the fair value of the Bank's investments in CLOs was
$506 million (April 30, 2009 - $439 million; October 31, 2008 - $660 million), net of $473 million unrealized losses recorded in AOCI (April 30, 2009 - $651 million; October 31, 2008 - $436 million). This portfolio is well diversified with an average individual CLO holding of $5 million, and no single industry exceeding 13% of the referenced portfolio on a weighted average basis. Based on carrying values, these CLOs have a weighted average rating of AA. More than
90% of these investment holdings are senior tranches with subordination of 10%
or more. Only 2% of the investments are in equity tranches.
            During the current quarter, the Bank recorded a pre-tax loss of $11 million in net income (three months ended July 31, 2008 - loss of $1 million)
and a pre-tax gain of $178 million in other comprehensive income (three months ended July 31, 2008 - loss of $20 million), reflecting positive changes in the fair value of the CLOs. Although these investments have experienced a decline in fair value, the Bank has the ability and the intent to hold these securities until there is a recovery in fair value, which may be at maturity.
These unrealized losses are considered temporary in nature.
            The key drivers of the change in fair value of CDOs and CLOs are changes in credit spreads and the remaining levels of subordination. Based on positions held at July 31, 2009, a 50 basis point widening of relevant credit spreads would result in a pre-tax decrease in income of approximately $10 million and $13 million in other comprehensive income.

            Trading portfolio

            The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. Total CDOs purchased and sold in the trading portfolio were as follows:

            <<
                                                                 As at July 31, 2009
                                                             ------------------------
                                                                           Positive/
                                                                 Notional  (negative)
            Outstanding ($ millions)                               amount fair value
            -------------------------------------------------------------------------
            CDOs - sold protection                               $  6,250   $ (1,875)
            CDOs - purchased protection                          $  6,338   $  2,252
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                                              As at October 31, 2008
                                                             ------------------------
                                                                           Positive/
                                                                 Notional  (negative)
            Outstanding ($ millions)                               amount fair value
            -------------------------------------------------------------------------
            CDOs - sold protection                               $  6,647   $ (3,368)
            CDOs - purchased protection                          $  6,550   $  3,187
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            >>

            To hedge its trading exposures, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of
CDOs/CDSs is changes in credit spreads. Based on positions held at July 31,
2009, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax increase in income of approximately $16 million.
            Almost 60% of the Bank's credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent.
The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.

            Exposure to monoline insurers

            The Bank has insignificant direct exposure to monoline insurers. The Bank has indirect exposures of $1.6 billion (October 31, 2008 - $2.8 billion) in the form of monoline guarantees, which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The
Bank's public finance exposures of $0.6 billion (October 31, 2008 - $1.5 billion) was primarily to U.S. municipalities and states. Approximately 90% of these securities are rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.
            Other indirect exposures to monoline insurers were $1.0 billion (October
31, 2008 - $1.3 billion). These exposures are primarily comprised of $0.8 billion (October 31, 2008 - $0.9 billion) of guarantees by the monolines on diversified asset-backed securities held by the Bank's U.S. multi-seller conduit (as discussed below in the section on Multi-seller conduits sponsored by the Bank). During the quarter, two monoline insurers were downgraded by at least one of the external rating agencies. At July 31, 2009, the two downgraded monoline insurers were rated non-investment grade by at least one external rating agency.

            Exposure to Alt-A

            In the U.S., loans are classified as Alt-A when they have higher risk characteristics such as lower credit scores and/or higher loan-to-value ratios. As at July 31, 2009, the Bank had insignificant indirect exposure to
U.S. Alt-A loans and securities. In Canada, the Bank does not have a mortgage program which it considers to be an equivalent of U.S. Alt-A.

            Leveraged loans

            The Bank may provide leveraged financing to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. The Bank's exposure to highly leveraged loans awaiting syndication as at July 31, 2009, was nominal.

            Auction-rate securities

            Auction-rate securities (ARS) are long-term, variable rate notes issued by trusts referenced to long-term notional maturity, but have interest rates reset at predetermined short-term intervals. ARS are issued by municipalities, student loan authorities and other sponsors through auctions managed by financial institutions. The Bank does not sponsor any ARS program and does not hold any ARS.

            Off-balance sheet arrangements

            In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank's results of operations or financial condition. These arrangements can be classified into the following categories: variable interest entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter by the Bank that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

            Multi-seller conduits sponsored by the Bank

            The Bank sponsors three multi-seller conduits, two of which are
Canadian-based and one in the United States. The Bank earns commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totalled $5 million in the third quarter, compared to $16 million in the same quarter last year.
            As further described below, the Bank's exposure to these off-balance sheet conduits primarily consists of liquidity support, program-wide credit enhancement and temporary holdings of commercial paper. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in the primary beneficiary, which could require the
Bank to consolidate the assets and liabilities of the conduits at fair value.
Funded asset levels in these conduits continued to decline this quarter as assets amortized and were paid down.

            Canada

            The Bank's primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $2.2 billion as at July 31, 2009 (October 31, 2008 - $4.3 billion). As at July 31, 2009, total commercial paper outstanding for the Canadian-based conduits administered by the Bank was $2.0 billion (October 31, 2008 - $3.8 billion), and the Bank held approximately 8% of the total commercial paper issued by these conduits. The following table presents a summary of assets held by the Bank's two Canadian multi-seller conduits as at July 31, 2009, and October 31, 2008, by underlying exposure:

            <<
                                                            As at July 31, 2009
                                                      -------------------------------
                                                                 Unfunded      Total
                                                        Funded    commit-   exposure
            ($ millions)                              assets(1)     ments         (2)
            -------------------------------------------------------------------------
            Auto loans/leases                         $    725   $     74   $    799
            Equipment loans/leases                         857         48        905
            Trade receivables                              165         59        224
            Canadian residential mortgages                  72          1         73
            Retirement savings plan loans                  105          2        107
            Cash deposits                                   91          2         93
            -------------------------------------------------------------------------
            Total(3)                                  $  2,015   $    186   $  2,201
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                                          As at October 31, 2008
                                                      -------------------------------
                                                                 Unfunded      Total
                                                        Funded    commit-   exposure
            ($ millions)                              assets(1)     ments         (2)
            -------------------------------------------------------------------------
            Auto loans/leases                         $  2,204   $    299   $  2,503
            Equipment loans/leases                         969         63      1,032
            Trade receivables                              205         91        296
            Canadian residential mortgages                  89          2         91
            Retirement savings plan loans                  156          3        159
            Loans to closed-end mutual funds               161         91        252
            -------------------------------------------------------------------------
            Total(3)                                  $  3,784   $    549   $  4,333
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Funded assets are reflected at original cost, which approximates estimated fair value.
            (2) Exposure to the Bank is through global-style liquidity facilities and letters of guarantee.
            (3) These assets are substantially sourced from Canada.
            >>

            Substantially all of the conduits' assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Approximately 10% of the funded assets were externally rated AAA as at July 31, 2009, with the balance having an equivalent rating of AA- or higher based on the Bank's internal rating program. There were no non-investment grade assets held in these conduits as at July 31, 2009. While 58% of the total funded assets, based on maturities, fall within three years, the weighted average repayment period, based on expected cash flows, approximates one year. There is no exposure to U.S.
subprime mortgage risk within these two conduits.

            United States

            The Bank's primary exposure to the U.S.-based conduit is the liquidity support and program-wide credit enhancement provided, with total liquidity facilities of $8.4 billion as at July 31, 2009 (October 31, 2008 - $12.8 billion). As at July 31, 2009, total commercial paper outstanding for the
U.S.-based conduit administered by the Bank was $4.7 billion (October 31, 2008
- $8.4 billion), and the Bank does not hold any of the commercial paper issued by this conduit.
            A significant portion of the conduit's assets have been structured to receive credit enhancement from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of an asset purchase agreement, which is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancement, and the subordinated note issued by the conduit. The Bank's liquidity agreements with the conduit generally call for the Bank to fund full par value of all assets, including defaulted assets, if any, of the conduit.

            The following table presents a summary of assets held by the Bank's U.S.
multi-seller conduit as at July 31, 2009 and October 31, 2008 by underlying exposure:

            <<
                                                             As at July 31, 2009
                                                      -------------------------------
                                                                 Unfunded      Total
                                                        Funded    commit-   exposure
            ($ millions)                              assets(1)     ments         (2)
            -------------------------------------------------------------------------
            Credit card/consumer
             receivables                              $     55   $     56   $    111
            Auto loans/leases                            1,941        677      2,618
            Trade receivables                            1,351      2,442      3,793
            Loans to closed-end mutual
             funds                                         250        497        747
            Diversified asset-backed
             securities                                    764         15        779
            Corporate loans(3)                             346         47        393
            -------------------------------------------------------------------------
            Total(4)                                  $  4,707   $  3,734   $  8,441
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                                         As at October 31, 2008
                                                      -------------------------------
                                                                 Unfunded      Total
                                                        Funded    commit-   exposure
            ($ millions)                              assets(1)     ments         (2)
            -------------------------------------------------------------------------
            Credit card/consumer
             receivables                              $  1,318   $    641   $  1,959
            Auto loans/leases                            2,894      1,160      4,054
            Trade receivables                            2,161      1,855      4,016
            Loans to closed-end mutual funds               690        652      1,342
            Diversified asset-backed
             securities                                    932         19        951
            Corporate loans(3)                             417         50        467
            -------------------------------------------------------------------------
            Total(4)                                  $  8,412   $  4,377   $ 12,789
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Funded assets are reflected at original cost. The fair value of these assets as at July 31, 2009 is estimated to be $4.3 billion (October
                31, 2008 - $8.0 billion).
            (2) Exposure to the Bank is through global-style liquidity facilities in the form of asset purchase agreements.
            (3) These assets represent secured loans that are externally rated investment grade.
            (4) These assets are sourced from the U.S.
            >>

            As at July 31, 2009, approximately 74% of the conduit's funded assets were rated A or higher, either externally (33%) or based on the Bank's internal rating program (41%). Substantially all of the assets in the conduit were rated investment grade as at July 31, 2009. While 58% of the total funded assets, based on maturities, fall within five years, the weighted average repayment period, based on expected cash flows, approximates 1.4 years.
            The conduit has investments in two pools of diversified asset-backed securities. The assets underlying these securities are primarily retail loans, including U.S. home equity, student loans and residential mortgage-backed securities. These pools are guaranteed by monoline insurers that were rated non-investment grade by at least one rating agency as at July 31, 2009.
            During the quarter, there were external rating downgrades to these monoline insurers (refer to Exposure to monoline insurers above). Based on the
Bank's assessment of the current events, the accounting for this conduit remains unchanged.

            Liquidity facilities provided to non-Bank sponsored conduits

            For conduits not administered by the Bank, liquidity facilities totaled
$700 million as at July 31, 2009 (October 31, 2008 - $1.2 billion), all of which were for U.S. third-party conduits. The decrease was due to a reduction in program size and amortization. The assets of these non-Bank sponsored conduits, which are not administered by the Bank, are almost entirely consumer auto-based securities. Approximately 74% of these assets are externally rated
AAA/AA. The majority of the liquidity facilities have an original committed term of 364 days, renewable at the option of the Bank. The weighted average life of the underlying assets of these conduits is approximately two years.
There is no exposure to U.S. subprime mortgage risk.

            Funding vehicles

            The Bank uses special purpose entities (SPEs) to facilitate the cost-efficient financing of its operations. The Bank has three such SPEs -
Scotiabank Capital Trust, Scotiabank Subordinated Notes Trust and Scotiabank
Tier 1 Trust - that are VIEs and are not consolidated on the Bank's balance sheet, as the Bank is not the primary beneficiary. The Scotiabank Trust
Securities and Scotiabank Trust Subordinated Notes issued by the trusts are not reported on the Consolidated Balance Sheet, but qualify as regulatory capital. The deposit notes issued by the Bank to Scotiabank Capital Trust,
Scotiabank Subordinated Notes Trust and Scotiabank Tier 1 Trust are reported in deposits. Total deposits recorded by the Bank as at July 31, 2009, from these trusts were $3.9 billion, (October 31, 2008 - $3.4 billion). The Bank recorded interest expense of $60 million on these deposits for the three months ended July 31, 2009, compared to $49 million for the three months ended
July 31, 2008.

            Other off-balance sheet arrangements

            The Bank may securitize residential mortgages as a means to diversify its funding sources, as this represents a cost effective means to fund the growth in this portfolio. A further $2 billion in residential mortgages were securitized this quarter, bringing the balance of outstanding mortgages securitized to $18.7 billion as at July 31, 2009, compared to $18.9 billion as at April 30, 2009.
            Guarantees and other indirect commitments decreased 18% from October 31,
2008, reflecting the impact of strengthening of the Canadian dollar and a general reduction in customer business volumes. Fees from guarantees and loan commitment arrangements recorded in other income were $101 million in the three-month period ended July 31, 2009, compared to $95 million in the previous quarter.

            Accounting policies and estimates

            The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See
Note 1 to the 2008 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. Refer to Note 1 of the interim financial statements for the changes in accounting policies adopted by the Bank in 2009, which relate to the definitions of goodwill and intangibles and result in a reclassification of certain software costs to intangibles. The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2008 Annual
Report.

            Future accounting changes

            The following summarizes future accounting policy changes that will be relevant to the Bank's consolidated financial statements.

            Impairment and classification of financial assets

            In August 2009, the Canadian Institute of Chartered Accountants (CICA)
amended Section 3855, Financial Instruments - Recognition and Measurement, to
achieve consistency with international standards on impairment of debt securities. The amendments adopt the definition of loans and receivables from
International Financial Reporting Standards. As a result, certain debt securities not quoted in an active market could be classified as loans and measured at amortized cost. Impairment for debt securities classified as loans will be assessed and recorded using the incurred credit loss model. These amendments are effective for the Bank commencing Q4 2009, and will be applied retroactively to November 1, 2008. The Bank is currently in the process of evaluating the impact of adopting these amendments.

            Financial instrument disclosures

            In June 2009, the CICA issued amendments to its Financial Instruments -
Disclosure standard to expand disclosures of financial instruments consistent with new disclosure requirements made under international standards. The amendments include new disclosure requirements relating to instruments carried at fair value into a hierarchy based on quoted prices in active markets (Level
1), models using observable inputs other than quoted prices (Level 2), or models using inputs that are not based on observable market data (Level 3).
These amendments are effective for the Bank commencing Q4 2009.

            Transition to International Financial Reporting Standards (IFRS)

            Canadian GAAP for publicly accountable enterprises will be replaced with
IFRS for fiscal years beginning on or after January 1, 2011. For the Bank,
IFRS will be effective for interim and annual periods commencing November 1,
2011, including the preparation and reporting of one year of comparative figures.
            In order to prepare for the transition to IFRS, the Bank has launched an enterprise-wide project and established a formal governance structure that comprises senior levels of management from all relevant departments. Formal project management practices and governance are considered essential to a successful transition. A transition plan is in place and regular reporting on the progress of conversion is provided to the Bank's senior management teams, and to the Audit and Conduct Review Committee of the Board of Directors.
            An ongoing training program has been implemented for key stakeholders to raise awareness and prepare for transition to IFRS. The Bank has identified key accounting differences that have the potential to significantly affect the financial statements or operations of the Bank. IFRS teams are progressing as planned in their assessment of the system, process and financial statement impacts of these critical accounting differences. The assessment also includes the review of internal control over financial reporting.
            The impact of IFRS on the Bank's consolidated financial results is not reasonably determinable at this time, as key accounting standards and interpretations under IFRS are expected to change significantly prior to the
Bank's transition date.

            Changes in internal control over financial reporting

            There have been no changes in the Bank's internal control over financial reporting during the quarter ended July 31, 2009, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

            Common dividend

            The Board of Directors, at its meeting on August 27, 2009, approved a quarterly dividend of 49 cents per common share. This quarterly dividend applies to shareholders of record as of October 6, 2009. This dividend is payable October 28, 2009.

            Outlook

            The global economy is improving, bolstered by monetary and fiscal stimulus, and the renewed thrust provided by the restocking of inventories.
The global recovery should broaden and build momentum into 2010. A resumption in consumer spending and accelerating infrastructural investments around the world should help strengthen commodity markets and buoy prospects in Canada, as well as throughout the developing world. The global economy will likely remain on a comparatively slower growth trajectory, weighed down by ongoing deleveraging, industrial restructuring, and continuing competitive challenges.
            The Bank expects economic conditions in the countries in which it is active (the Americas and Asia) to improve over the next several quarters, and is well positioned to benefit from this rebound. With the solid results achieved during the first nine months of the year, the Bank is maintaining the objectives established at the beginning of the year, as we anticipate a substantially better fourth quarter than last year.

            Business Segment Review

            <<
            Canadian Banking

                                                                             For the
                                    For the three months ended     nine months ended
            -------------------------------------------------------------------------
            (Unaudited)
             ($ millions)
            (Taxable
             equivalent          July 31   April 30    July 31    July 31    July 31
             basis)(1)              2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income(2)          $  1,212   $  1,147   $  1,122   $  3,505   $  3,164
            Provision for
             credit losses           169        188         99        512        292
            Other income             593        524        564      1,673      1,620
            Non-interest
             expenses                933        899        914      2,766      2,693
            Provision for
             income taxes            203        174        210        552        541
            -------------------------------------------------------------------------
            Net income(3)       $    500   $    410   $    463   $  1,348   $  1,258
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on economic
             equity(1)             22.3%      19.7%      38.5%      22.4%      34.8%
            Average assets
             ($ billions)       $    193   $    191   $    177   $    191   $    172
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer to above for discussion of non-GAAP measures.
            (2) Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank's transfer pricing. Prior periods have not been restated. Refer to footnote above and below for further details.
            (3) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
            >>

            Canadian Banking net income for the quarter was a record $500 million, up
$37 million or 8% from the same quarter last year. Quarter over quarter, net income increased $90 million or 22%. Return on economic equity was 22.3%
versus 38.5% last year, with the decrease due largely to increased allocated equity associated with the acquisition of E(x)TRADE Canada (renamed Scotia
iTRADE) and the equity interest in CI Financial.
            Average assets before securitization rose $16 billion or 9% from the third quarter last year, due primarily to growth of $8 billion or 7% in residential mortgages. Personal loans, including revolving credit, also increased. Asset growth also included the investment in CI Financial. Personal deposits grew by $9 billion or 10%, in high-interest savings accounts, registered deposits, chequing and other savings accounts. Non-personal deposits rose $9 billion or 21% from growth in both business accounts and non-personal term deposits. Compared to last quarter, average assets before securitization rose $2 billion or 1%, reflecting growth in personal lending.
Deposits increased 4% from growth in high-interest savings accounts, current accounts and other savings. Assets under administration grew 9% from last quarter.
            Total revenue rose $119 million or 7% from the same quarter last year, due to growth in both net interest income and other income. Quarter over quarter, total revenues increased by $134 million or 8% from higher net interest income and other income.
            Net interest income was $1,212 million, up $90 million or 8% from the third quarter of last year. The increase was due mainly to growth in average assets and deposits. Average volumes increased for most retail products, as well as in Small Business and Commercial Banking. Compared to last quarter, net interest income was up $65 million or 6% due to three more days in the quarter, asset growth, and an improved interest margin, reflecting higher spreads on floating rate assets and deposits due to re-pricing, as well as the impact of lower wholesale funding interest costs. This was partly offset by the narrower spreads on the fixed mortgage portfolio as mortgages re-priced at historically low current rates.
            Other income increased by $29 million or 5% from the same quarter last year, due largely to the contributions from CI Financial and Scotia iTRADE and higher credit fees in Commercial Banking. These were partly offset by a decline in other wealth management related revenues reflecting difficult market conditions. Other income grew by $69 million or 13% from last quarter, in part due to DundeeWealth Inc.'s previous quarter writedown on certain debt instruments. Wealth management revenues increased this quarter, reflecting improved market conditions and market share gains. Commercial banking revenues increased due to lower writedowns on securities and higher foreign exchange revenues. Retail banking revenues grew from higher card revenues and transaction-based fees.
            The provision for credit losses was $169 million, up from $99 million in the same quarter last year, but $19 million below the $188 million last quarter, which included a $10 million sectoral provision related to the automotive sector. Higher provisions were recorded year over year in indirect automotive and unsecured personal lending due to portfolio growth and rising delinquencies. There were also higher provisions in commercial banking due in part to the historically low levels in the third quarter of last year.
Compared to the previous quarter, provisions increased in credit card and personal lending, which were more than offset by lower provisions for the indirect automotive portfolio and commercial and small business lending.
            Non-interest expenses increased 2% from the third quarter of last year due mainly to acquisitions, partly offset by lower volume-related compensation including broker commissions in wealth management and the impact of cost containment initiatives. Expenses rose 4% quarter over quarter from volume-related growth, as well as higher remuneration as a result of three more days in the quarter.

            <<
            International Banking

                                                                             For the
                                    For the three months ended     nine months ended
            -------------------------------------------------------------------------
            (Unaudited)
             ($ millions)
            (Taxable
             equivalent          July 31   April 30    July 31    July 31    July 31
             basis)(1)              2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income(2)          $    979   $    959   $    847   $  2,885   $  2,375
            Provision for
             credit losses           179        115         56        410        146
            Other income             296        349        389      1,116      1,054
            Non-interest
             expenses                718        729        698      2,219      1,881
            Provision for
             income taxes             38        102        118        254        347
            Non-controlling
             interest in net
             income of
             subsidiaries             28         30         29         86         96
            -------------------------------------------------------------------------
            Net income(3)       $    312   $    332   $    335   $  1,032   $    959
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on economic
             equity(1)             10.9%      12.7%      15.8%      13.4%      17.5%
            Average assets
             ($ billions)       $     87   $     95   $     81   $     92   $     77
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer to above for discussion of non-GAAP measures.
            (2) Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank's transfer pricing. Prior periods have not been restated. Refer to footnote above and below for further details.
            (3) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
            >>

            International Banking's net income in the third quarter was $312 million, a decrease of $23 million or 7% from last year and $20 million or 6% below last quarter. Excluding the impact of foreign currency translation, net income decreased $38 million from last year, but increased $4 million from last quarter. Return on economic equity was 10.9% compared to 15.8% last year and
12.7% last quarter.
            Average asset volumes of $87 billion were up $6 billion or 7% from last year, partly due to the $4 billion positive impact of foreign currency translation. The underlying year-over-year increase in average assets of $2 billion reflected the impact of acquisitions and growth of 4% in retail loans and 5% in commercial loans. Growth in low-cost deposits was strong at 8%.
Compared to last quarter, average assets decreased $8 billion or 8% due mainly to the impact of the stronger Canadian dollar. Underlying volumes declined, reflecting general tightening of credit markets and a continued focus on risk and capital management.
            Total revenues were $1,275 million this quarter, an increase of $39 million or 3% from the same period last year, notwithstanding the adverse impact of a $79 million writedown of an equity investment this quarter.
Compared to last quarter, revenues increased $33 million or 3%, excluding the impact of the stronger Canadian dollar.
            Net interest income was $979 million this quarter, up $132 million or 16%
from the same period last year, and $20 million or 2% above last quarter.
Excluding the impact of foreign currency translation, results were up $110 million or 13% over last year and $74 million or 8% from last quarter. The underlying increase from last year was a result of loan growth across the division in existing businesses, as well as the impact of acquisitions. Net interest margins were up from both last year and last quarter, due to widening margins across the division.
            Other income decreased $93 million or 24% year over year. The variance reflected lower gains on securities in the current quarter due to the writedown of an equity investment noted above, largely offset by positive fair value changes of certain financial instruments. As well, last year included the impact of a $40 million gain from an IPO of the Mexican Stock Exchange.
Also offsetting were increased contributions from acquisitions, growth in transaction-driven income and strong foreign exchange revenue. Compared to last quarter, other income decreased $53 million mainly from higher securities writedowns this quarter, the adverse impact of foreign currency translation, as well as lower treasury and transaction-driven revenue. These factors were partly offset by the positive fair value changes in certain financial instruments and a loss on the sale of a portion of Mexico's performing credit card portfolio last quarter.
            International Banking's specific provision for credit losses was $179 million, compared to $56 million in the same period last year and $115 million last quarter. The year-over-year upward trend in retail and commercial provisions was reflective of the more challenging economic environment, as well as acquisition-related retail growth. The same quarter last year also benefitted from substantial levels of reversals in commercial provisions.
Compared to last quarter, commercial and retail provisions were generally higher, as last quarter included a reversal of $29 million in provisions no longer required for certain retail portfolios in Mexico.
            Non-interest expenses were $718 million this quarter, up 3% or $20 million from last year, entirely due to acquisitions and branch expansion.
Underlying costs declined reflecting effective cost containment and operating improvement efforts across the division. Compared to last quarter, expenses decreased $11 million or 2%.
            The effective tax rate this quarter was 10.3% compared to 24.6% in the same quarter last year and 21.9% last quarter. The effective tax rate decreased due primarily to increased deductibility of loan losses for tax purposes in Mexico and higher levels of income in lower tax jurisdictions.

            <<
            Scotia Capital
                                                                             For the
                                    For the three months ended     nine months ended
            -------------------------------------------------------------------------
            (Unaudited)
             ($ millions)
            (Taxable
             equivalent          July 31   April 30    July 31    July 31    July 31
             basis)(1)              2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income(2)          $    423   $    345   $    269   $  1,106   $    789
            Provision for
             credit losses           106        159          4        275        (15)
            Other income             681        502        383      1,549        806
            Non-interest
             expenses                266        231        254        788        688
            Provision for
             income taxes            262        129         97        494        179
            -------------------------------------------------------------------------
            Net income(3)       $    470   $    328   $    297   $  1,098   $    743
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on economic
             equity(1)             21.8%      18.3%      34.1%      20.7%      28.8%
            Average assets
             ($ billions)       $    180   $    189   $    162   $    188   $    162
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Refer to above for discussion of non-GAAP measures.
            (2) Commencing in the first quarter of 2009, net interest income includes liquidity premium charges arising from a refinement in the Bank's transfer pricing. Prior periods have not been restated. Refer to footnote above and below for further details.
            (3) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
            >>

            Scotia Capital contributed record net income of $470 million this quarter, an increase of $173 million or 58% from the third quarter of 2008 and up $142 million or 43% from last quarter. The increase compared to last year was due mainly to record revenues with strong performances throughout the segment, partly offset by higher provisions for credit losses. Compared to last quarter, higher revenues and lower provisions for credit losses were partly offset by higher expenses. Return on economic equity at 21.8% was down from the same period last year as the record income level was mitigated by an increase in equity allocated to the business.
            Total average assets increased 12% over last year to $180 billion.
Average corporate loans and acceptances increased $4 billion or 10%, primarily in the United States, due in part to the impact of the weaker Canadian dollar.
There was also a $13 billion increase in average derivative instrument assets, with a corresponding increase in derivative liabilities. The decrease in average assets of $9 billion, or 5% from the last quarter reflects a $9 billion decline in corporate loans and acceptances, due in part to the stronger Canadian dollar, and a $6 billion decrease in derivative instrument assets. This was partly offset by an $8 billion increase in loans and securities to support the trading businesses.
            Total revenues were a record $1,104 million, an increase of $452 million or 69% compared to the third quarter last year and up $257 million or 30% from last quarter. This quarter's performance reflects record revenues in both
Global Capital Markets and Global Corporate and Investment Banking.
            Net interest income of $423 million increased $154 million or 57% over last year primarily from increases in loan volumes, interest margins, loan origination fees and interest from trading businesses. The $78 million or 23%
increase from the previous quarter reflects growth in interest from trading businesses. Higher loan interest margins and loan origination fees, were largely offset by lower average loan volumes.
            The provision for credit losses was $106 million (comprised of $117 million in specific provisions, less $11 million reclassified from the automotive sectoral allowance established last quarter) compared to $4 million in the same period last year and $159 million last quarter, which included $50 million of sectoral allowance. Provisions for credit losses were primarily in the U.S. and Canada this quarter and in the U.S. last quarter. In the third quarter last year, provisions were related primarily to one account in the
U.S.
            Other income was $681 million, a significant increase of $298 million or
78% from last year. Global Capital Markets increased $213 million or 93%
reflecting record revenues in derivatives businesses and the third consecutive quarter of very strong revenues in the fixed income business. There were also strong foreign exchange, equity trading, underwriting and precious metals revenues. Global Corporate and Investment Banking increased $85 million or 55%
over the same period last year due to higher credit fees and positive fair value changes in securities. Compared to last quarter, other income increased
$179 million due primarily to the stronger trading revenues and higher credit fees.
            Non-interest expenses were $266 million this quarter, up $12 million or
5% from last year, due primarily to higher salaries, technology costs, legal provisions, clearing fees and support costs, partially offset by lower performance-based compensation due to a change in the plan which resulted in a deferral of compensation expense. Compared to last quarter non interest expenses increased $35 million or 15%. Higher performance based compensation, in line with results, and higher technology costs and legal provisions were somewhat offset by lower professional fees, benefits costs and support costs.

            <<
            Other(1)

                                                                             For the
                                      For the three months ended   nine months ended
            -------------------------------------------------------------------------
            (Unaudited)
             ($ millions)
            (Taxable
             equivalent          July 31   April 30    July 31    July 31    July 31
             basis)(2)              2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income(3)(4)       $   (438)  $   (364)  $   (292)  $ (1,267)  $   (695)
            Provision for
             credit losses           100         27          -        127          -
            Other income              29        134         92        155        272
            Non-interest
             expenses                 42         27         23         82         90
            Provision for
             income taxes(3)        (200)       (86)      (138)      (488)      (378)
            -------------------------------------------------------------------------
            Net income
             (loss)(5)          $   (351)  $   (198)  $    (85)  $   (833)  $   (135)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Average assets
             ($ billions)       $     46   $     44   $     37   $     47   $     36
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-
                up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
            (2) Refer to above for a discussion of non-GAAP measures.
            (3) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2009 ($68), April 30, 2009 ($77), and July 31,
                2008 ($103), and for the nine months ended July 31, 2009 ($215), and
                July 31, 2008 ($321), to arrive at the amounts reported in the
                Consolidated Statement of Income.
            (4) Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major segments which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been restated.
            (5) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
            >>

            The Other segment had a net loss of $351 million in the third quarter, compared to a net loss of $85 million last year and $198 million in the prior quarter.
            Net interest income and the provision for income taxes include the elimination of tax-exempt income gross up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $68 million in the third quarter, compared to $103 million in the same period last year and $77 million last quarter.
            Total revenue this quarter was negative $409 million, down $209 million from the prior year, and a decrease of $179 million from last quarter.
            Net interest income was negative $438 million this quarter, $146 million below the same quarter last year, and a decline of $74 million from last quarter. The year-over-year change was due mainly to the negative impact of relatively higher term funding costs compared to the declining wholesale rates used for transfer pricing with the business segments. The quarter-over-quarter decline was partly from a $32 million unfavourable change in the fair value of financial instruments used for asset/liability management.
            Other income was $29 million in the third quarter, $63 million lower than last year and $105 million below last quarter. The decrease from last year was mainly attributable to an increase in writedowns on available-for-sale securities and lower gains realized on sale of securities, partly offset by higher securitization revenues. The significant decrease from the previous quarter was due mainly to lower securitization revenues in the third quarter.
            Non-interest expenses were $42 million this quarter, an increase of $19 million from last year and $15 million higher than last quarter. The increase from last year was primarily from higher issuance costs associated with asset securitization.
            The provision for credit losses this quarter included a $100 million increase in the general allowance. This was $73 million higher than the prior quarter. There was no change in the general allowance last year.

            <<
            Total

                                                                             For the
                                    For the three months ended     nine months ended
            -------------------------------------------------------------------------
            (Unaudited)          July 31   April 30    July 31    July 31    July 31
            ($ millions)            2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Business segment
             income
            Net interest
             income             $  2,176   $  2,087   $  1,946   $  6,229   $  5,633
            Provision for
             credit losses           554        489        159      1,324        423
            Other income           1,599      1,509      1,428      4,493      3,752
            Non-interest
             expenses              1,959      1,886      1,889      5,855      5,352
            Provision for
             income taxes            303        319        287        812        689
            Non-controlling
             interest in net
             income of
             subsidiaries             28         30         29         86         96
            -------------------------------------------------------------------------
            Net income(1)       $    931   $    872   $  1,010   $  2,645   $  2,825
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Other measures
            Return on equity(2)    18.0%      17.6%      21.0%      17.5%      20.3%
            Average assets
             ($ billions)       $    506   $    519   $    457   $    518   $    447
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.
            (2) Refer to above for a discussion of non-GAAP measures.

            Geographic Highlights

                                                                             For the
                                    For the three months ended     nine months ended
            -------------------------------------------------------------------------
            (Unaudited)          July 31   April 30    July 31    July 31    July 31
            ($ millions)            2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Geographic segment
             income
            Canada              $    650   $    395   $    606   $  1,406   $  1,670
            United States            111         55         40        189        127
            Mexico                    48         41         97        146        238
            Other international      340        455        325      1,354        939
            Corporate
             adjustments            (218)       (74)       (58)      (450)      (149)
            -------------------------------------------------------------------------
            Net income(1)       $    931   $    872   $  1,010   $  2,645   $  2,825
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Average assets
             ($ billions)
            Canada              $    338   $    336   $    291   $    334   $    289
            United States             38         43         29         44         29
            Mexico                    18         20         20         20         20
            Other international      107        114        107        113         99
            Corporate
             adjustments               5          6         10          7         10
            -------------------------------------------------------------------------
                                $    506   $    519   $    457   $    518   $    447
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.

            Quarterly Financial Highlights
                                            For the three months ended
            -------------------------------------------------------------------------
                               July  April   Jan.   Oct.   July  April   Jan.   Oct.
                                 31     30     31     31     31     30     31     31
                               2009   2009   2009   2008   2008   2008   2008   2007
            -------------------------------------------------------------------------
            Total revenue
             ($ millions)    $3,775 $3,596 $3,351 $2,491 $3,374 $3,172 $2,839 $3,078
            Total revenue
             (TEB(1))
             ($ millions)     3,843  3,673  3,421  2,586  3,477  3,272  2,957  3,294
            Net income
             ($ millions)       931    872    842    315  1,010    980    835    954
            Basic earnings
             per share($)      0.87   0.81   0.80   0.28   0.99   0.97   0.83   0.95
            Diluted earnings
             per share($)      0.87   0.81   0.80   0.28   0.98   0.97   0.82   0.95
            -------------------------------------------------------------------------
            (1) Refer to above for a discussion of non-GAAP measures.

            Share Data                                                         As at
            -------------------------------------------------------------------------
                                                                             July 31
            (thousands of shares outstanding)                                   2009
            -------------------------------------------------------------------------
            Common shares                                                1,020,432(1)
            -------------------------------------------------------------------------
            Preferred shares Series 12                                      12,000(2)
            Preferred shares Series 13                                      12,000(3)
            Preferred shares Series 14                                      13,800(4)
            Preferred shares Series 15                                      13,800(5)
            Preferred shares Series 16                                      13,800(6)
            Preferred shares Series 17                                       9,200(7)
            Preferred shares Series 18                                   13,800(8)(9)
            Preferred shares Series 20                                  14,000(8)(10)
            Preferred shares Series 22                                  12,000(8)(11)
            Preferred shares Series 24                                  10,000(8)(12)
            Preferred shares Series 26                                  13,000(8)(13)
            Preferred shares Series 28                                  11,000(8)(14)
            -------------------------------------------------------------------------
            Series 2000-1 trust securities issued by BNS Capital Trust        500(15)
            Series 2002-1 trust securities issued by Scotiabank Capital
             Trust                                                            750(16)
            Series 2003-1 trust securities issued by Scotiabank Capital
             Trust                                                            750(16)
            Series 2006-1 trust securities issued by Scotiabank Capital
             Trust                                                            750(16)
            Series 2009-1 trust securities issued by Scotiabank Tier 1
             Trust                                                            650(16)
            -------------------------------------------------------------------------
            Scotiabank Trust Subordinated Notes - Series A issued by
             Scotiabank Subordinated Notes Trust                            1,000(16)
            -------------------------------------------------------------------------
            Outstanding options granted under the Stock Option Plans
             to purchase common shares                                  24,359(1)(17)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            (1)  As at August 14, 2009, the number of outstanding common shares and options were 1,020,445 and 24,344, respectively. The number of other securities disclosed in this table were unchanged.
            (2)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
            (3)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.
            (4)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
            (5)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.
            (6)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
            (7)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share.
            (8)  These preferred shares have conversion features.
            (9)  These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends if and when declared during the initial five-year period ending on April 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-
                 year Government of Canada yield plus 2.05%, multiplied by $25.00.
            (10) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. Dividends, if and when declared, during the initial five-year period ending on October 25, 2013, will be payable in an amount of $0.3125 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-
                 year Government of Canada yield plus 1.70%, multiplied by $25.00.
            (11) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on
                 January 28, 2009, in an amount of $0.4829 per share. Dividends, if and when declared, during the initial five-year period ending on
                 January 25, 2014, will be payable in an amount of $0.3125 per share.
                 Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 1.88%, multiplied by $25.00.
            (12) These shares are entitled to non-cumulative preferential cash dividends, payable quarterly. The initial dividend was paid on April
                 28, 2009, in an amount of $0.5865 per share. Dividends, if and when declared, during the initial five-year period ending on January 25,
                 2014, will be payable in an amount of $0.3906 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 3.84%, multiplied by
                 $25.00.
            (13) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on April
                 28, 2009, in an amount of $0.41524 per share. Dividends, if and when declared, during the initial five-year period ending on April 25,
                 2014, will be payable in an amount of $0.390625 per share.
                 Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.14%, multiplied by $25.00.
            (14) These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend was paid on April
                 28, 2009, in an amount of $0.37671 per share. Dividends, if and when declared, during the initial five-year period ending on April 25,
                 2014, will be payable in an amount of $0.390625 per share.
                 Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.46%, multiplied by $25.00.
            (15) Reported in capital instrument liabilities on the Consolidated
                 Balance Sheet.
            (16) Reported in deposits on the Consolidated Balance Sheet.
            (17) Included are 19,433 stock options with tandem stock appreciation right (SAR) features.

            Further details, including convertibility features, are available in Notes
13, 14 and 17 of the October 31, 2008, consolidated financial statements presented in the 2008 Annual Report, and further below in this report.

            INTERIM CONSOLIDATED FINANCIAL STATEMENTS

            Consolidated Statement of Income

                                                                             For the
                                    For the three months ended     nine months ended
            -------------------------------------------------------------------------
            (Unaudited)          July 31   April 30    July 31    July 31    July 31
            ($ millions)            2009       2009       2008       2009       2008
            -------------------------------------------------------------------------
            Interest income
            Loans               $  3,182   $  3,369   $  3,888   $ 10,688   $ 11,511
            Securities             1,319      1,198      1,193      3,385      3,561
            Securities
             purchased under
             resale agreements        97         99        170        352        603
            Deposits with banks       89        119        249        417        828
            -------------------------------------------------------------------------
                                   4,687      4,785      5,500     14,842     16,503
            -------------------------------------------------------------------------
            Interest expenses
            Deposits               1,805      2,111      2,904      6,668      8,930
            Subordinated
             debentures               78         69         50        210        110
            Capital instrument
             liabilities              10          9         10         28         28
            Other                    618        509        590      1,707      1,802
            -------------------------------------------------------------------------
                                   2,511      2,698      3,554      8,613     10,870
            -------------------------------------------------------------------------
            Net interest income    2,176      2,087      1,946      6,229      5,633
            Provision for credit
             losses (Note 5)         554        489        159      1,324        423
            -------------------------------------------------------------------------
            Net interest income
             after provision for
             credit losses         1,622      1,598      1,787      4,905      5,210
            -------------------------------------------------------------------------
            Other income
            Card revenues            104        105        102        322        290
            Deposit and payment
             services                229        225        225        685        640
            Mutual funds             104         63         83        247        239
            Investment management,
             brokerage and trust
             services                185        172        196        535        571
            Credit fees              218        203        164        606        437
            Trading revenues         387        235        150        802        229
            Investment banking       233        221        193        741        527
            Net gain (loss) on
             non-trading
             securities             (155)      (133)        90       (432)       169
            Other                    294        418        225        987        650
            -------------------------------------------------------------------------
                                   1,599      1,509      1,428      4,493      3,752
            -------------------------------------------------------------------------
            Net interest and
             other income          3,221      3,107      3,215      9,398      8,962
            -------------------------------------------------------------------------
            Non-interest expenses
            Salaries and employee
             benefits              1,093      1,024      1,068      3,247      3,051
            Premises and
             technology(1)           382        379        361      1,149      1,035
            Communications            86         89         82        265        237
            Advertising and
             business development     66         68         77        212        224
            Professional              47         53         55        154        168
            Business and capital
             taxes                    47         39         40        136         92
            Other(1)                 238        234        206        692        545
            -------------------------------------------------------------------------
                                   1,959      1,886      1,889      5,855      5,352
            -------------------------------------------------------------------------
            Income before the
             undernoted            1,262      1,221      1,326      3,543      3,610
            Provision for
             income taxes            303        319        287        812        689
            Non-controlling
             interest in net
             income of
             subsidiaries             28         30         29         86         96
            -------------------------------------------------------------------------
            Net income           $   931   $    872   $  1,010   $  2,645   $  2,825
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Preferred dividends
             paid                     49         51         32        137         75
            -------------------------------------------------------------------------
            Net income
             available to common
             shareholders        $   882   $    821   $    978   $  2,508   $  2,750
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Average number of
             common shares
             outstanding
             (millions):
              Basic                1,017      1,014        989      1,010        986
              Diluted              1,020      1,016        994      1,013        993
            -------------------------------------------------------------------------
            Earnings per common
             share (in
             dollars)(2):
              Basic              $  0.87   $   0.81   $   0.99   $   2.48   $   2.79
              Diluted            $  0.87   $   0.81   $   0.98   $   2.48   $   2.77
            -------------------------------------------------------------------------
            Dividends per
             common share
             (in dollars)        $  0.49   $   0.49   $   0.49   $   1.47   $   1.43
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform to current period presentation.

            (1) Refer to note 1 for changes in accounting policies related to goodwill and intangible assets.
            (2) The calculation of earnings per share is based on full dollar and share amounts.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Consolidated Balance Sheet

                                                            As at
            -------------------------------------------------------------------------
                                            July 31   April 30 October 31    July 31
            (Unaudited) ($ millions)           2009       2009       2008       2008
            -------------------------------------------------------------------------
            Assets
            Cash resources
            Cash and non-interest-bearing
             deposits with banks           $  3,308   $  2,919   $  2,574   $  2,914
            Interest-bearing deposits
             with banks                      21,516     27,340     32,318     25,701
            Precious metals                   4,897      3,690      2,426      4,281
            -------------------------------------------------------------------------
                                             29,721     33,949     37,318     32,896
            -------------------------------------------------------------------------
            Securities
            Trading                          59,624     61,107     48,292     56,016
            Available-for-sale (Note 3)      63,395     47,555     38,823     34,314
            Equity accounted investments      3,417      3,449        920        853
            -------------------------------------------------------------------------
                                            126,436    112,111     88,035     91,183
            -------------------------------------------------------------------------
            Securities purchased under
             resale agreements               14,166     14,838     19,451     17,774
            -------------------------------------------------------------------------
            Loans
            Residential mortgages            98,334    110,672    115,084    113,830
            Personal and credit cards        53,706     52,847     50,719     48,971
            Business and government         108,054    124,248    125,503    111,921
            -------------------------------------------------------------------------
                                            260,094    287,767    291,306    274,722
            Allowance for credit
             losses (Note 5)                  2,982      2,828      2,626      2,477
            -------------------------------------------------------------------------
                                            257,112    284,939    288,680    272,245
            -------------------------------------------------------------------------
            Other
            Customers' liability
             under acceptances               10,941     11,801     11,969     11,497
            Derivative instruments           31,943     39,250     44,810     23,504
            Land, buildings and
             equipment(1)                     2,372      2,443      2,449      2,305
            Goodwill                          2,875      2,845      2,273      2,134
            Other intangible assets(1)          541        549        521        524
            Other assets                      9,749     10,842     12,119      8,345
            -------------------------------------------------------------------------
                                             58,421     67,730     74,141     48,309
            -------------------------------------------------------------------------
                                           $485,856   $513,567   $507,625   $462,407
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Liabilities and shareholders'
             equity
            Deposits
            Personal                       $123,996   $125,308   $118,919   $112,872
            Business and government         189,120    195,021    200,566    191,239
            Banks                            20,612     26,531     27,095     28,358
            -------------------------------------------------------------------------
                                            333,728    346,860    346,580    332,469
            -------------------------------------------------------------------------
            Other
            Acceptances                      10,941     11,801     11,969     11,497
            Obligations related to
             securities sold under
             repurchase agreements           36,013     42,407     36,506     29,116
            Obligations related to
             securities sold short           13,840     14,608     11,700     11,765
            Derivative instruments           36,155     41,292     42,811     22,981
            Other liabilities                24,804     26,296     31,063     28,725
            Non-controlling interest
             in subsidiaries                    520        536        502        455
            -------------------------------------------------------------------------
                                            122,273    136,940    134,551    104,539
            -------------------------------------------------------------------------
            Subordinated
             debentures (Note 6)              5,958      6,359      4,352      3,538
            -------------------------------------------------------------------------
            Capital instrument
             liabilities (Note 7)               500        500        500        500
            -------------------------------------------------------------------------
            Shareholders' equity
            Capital stock
              Preferred shares (Note 8)       3,710      3,710      2,860      2,560
              Common shares                   4,768      4,629      3,829      3,728
            Retained earnings                19,561     19,179     18,549     18,784
            Accumulated other
             comprehensive income
             (loss) (Note 9)                 (4,642)    (4,610)    (3,596)    (3,711)
            -------------------------------------------------------------------------
                                             23,397     22,908     21,642     21,361
            -------------------------------------------------------------------------
                                           $485,856   $513,567   $507,625   $462,407
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform with current period presentation.

            (1) Refer to note 1 for changes in accounting policies related to goodwill and intangible assets.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Consolidated Statement of Changes in Shareholders' Equity

                                                           For the nine months ended
            -------------------------------------------------------------------------
                                                                  July 31    July 31
            (Unaudited) ($ millions)                                 2009       2008
            -------------------------------------------------------------------------
            Preferred shares
            Balance at beginning of period                       $  2,860   $  1,635
            Issued                                                    850        925
            -------------------------------------------------------------------------
            Balance at end of period                                3,710      2,560
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Common shares
            Balance at beginning of period                          3,829      3,566
            Issued                                                    939        163
            Purchased for cancellation                                  -         (1)
            -------------------------------------------------------------------------
            Balance at end of period                                4,768      3,728
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Retained earnings
            Balance at beginning of period                         18,549     17,460
            Net income                                              2,645      2,825
            Dividends: Preferred                                     (137)       (75)
                       Common                                      (1,489)    (1,411)
            Purchase of shares                                          -         (6)
            Other                                                      (7)        (9)
            -------------------------------------------------------------------------
            Balance at end of period                               19,561     18,784
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Accumulated other comprehensive income (loss)
            Balance at beginning of period                         (3,596)    (3,857)
            Other comprehensive income (loss)                      (1,046)       146
            -------------------------------------------------------------------------
            Balance at end of period                               (4,642)    (3,711)
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Total shareholders' equity at end of period          $ 23,397   $ 21,361
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Consolidated Statement of Comprehensive Income

                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
                                            July 31    July 31    July 31    July 31
            (Unaudited) ($ millions)           2009       2008       2009       2008
            -------------------------------------------------------------------------
            Comprehensive income
            Net income                     $    931   $  1,010   $  2,645   $  2,825
            -------------------------------------------------------------------------
            Other comprehensive income
             (loss), net of income
             taxes (Note 9):
              Net change in unrealized
               foreign currency
               translation losses            (1,428)       193     (1,877)       993
              Net change in unrealized
               gains (losses) on
               available-for-sale
               securities                     1,258       (243)       821       (513)
              Net change in gains (losses)
               on derivative instruments
               designated as cash
               flow hedges                      138         69         10       (334)
            -------------------------------------------------------------------------
            Other comprehensive
             income (loss)                      (32)        19     (1,046)       146
            -------------------------------------------------------------------------
            Comprehensive income           $    899   $  1,029   $  1,599   $  2,971
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            The accompanying notes are an integral part of these interim consolidated financial statements.

            Condensed Consolidated Statement of Cash Flows

                                                       For the               For the
                                            three months ended     nine months ended
            -------------------------------------------------------------------------
            Sources (uses) of cash flows    July 31    July 31    July 31    July 31
            (Unaudited) ($ millions)           2009       2008       2009       2008
            -------------------------------------------------------------------------
            Cash flows from operating
             activities
            Net income                     $    931   $  1,010   $  2,645   $  2,825
            Adjustments to determine net
             cash flows from (used in)
             operating activities               877        208      1,775        424
            Net accrued interest
             receivable and payable             155         14        (59)       247
            Trading securities                  668      6,511    (12,533)     4,980
            Derivative assets                 5,281      2,477     10,941      1,592
            Derivative liabilities           (2,898)    (1,134)    (4,491)    (4,542)
            Other, net                       (4,166)     2,924     (7,926)     4,396
            -------------------------------------------------------------------------
                                                848     12,010     (9,648)     9,922
            -------------------------------------------------------------------------
            Cash flows from financing
             activities
            Deposits                           (812)     7,903      1,330     29,240
            Obligations related to
             securities sold under
             repurchase agreements           (5,808)     1,196        633       (416)
            Obligations related to
             securities sold short             (657)    (3,301)     2,333     (4,637)
            Subordinated debentures issued        -          -      2,000      2,194
            Subordinated debentures
             redeemed                          (342)      (425)      (342)      (425)
            Preferred shares issued               -        350        600        925
            Common shares issued                137         82        434        145
            Common shares redeemed/
             purchased for cancellation           -         (7)         -         (7)
            Cash dividends paid                (548)      (517)    (1,626)    (1,486)
            Other, net                          245        309     (2,119)     1,258
            -------------------------------------------------------------------------
                                             (7,785)     5,590      3,243     26,791
            -------------------------------------------------------------------------
            Cash flows from investing
             activities
            Interest-bearing
             deposits with banks              4,015        845      6,854       (776)
            Securities purchased under
             resale agreements                  342     (2,229)     4,570      5,458
            Loans, excluding
             securitizations                     57    (16,290)    (9,093)   (38,623)
            Loan securitizations              2,008        892     11,189      2,584
            Non-trading securities            1,120       (147)    (4,415)    (3,051)
            Land, buildings and equipment,
             net of disposals                   (17)       (53)      (144)      (208)
            Other, net(1)                       (39)      (376)    (1,604)    (1,457)
            -------------------------------------------------------------------------
                                              7,486    (17,358)     7,357    (36,073)
            -------------------------------------------------------------------------
            Effect of exchange rate
             changes on cash and
             cash equivalents                  (160)        31       (218)       136
            -------------------------------------------------------------------------
            Net change in cash and
             cash equivalents                   389        273        734        776
            Cash and cash equivalents
             at beginning of period           2,919      2,641      2,574      2,138
            -------------------------------------------------------------------------
            Cash and cash equivalents
             at end of period(2)           $  3,308   $  2,914   $  3,308   $  2,914
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Cash disbursements made for:
              Interest                     $  2,699   $  3,627   $  9,162  $  10,851
              Income taxes                 $    262   $    199   $    981  $     953
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Certain comparative amounts have been reclassified to conform with current period presentation.

            (1) For the three and nine months ended July 31, 2009, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of $4 and $4, respectively (July 31, 2008 - nil and $37, respectively), and net of non-cash consideration of common shares issued from treasury of nil and $500, respectively (July 31,
                2008 - nil and nil, respectively), and net of non-cumulative preferred shares of nil and $250, respectively (July 31, 2008 - nil and nil, respectively).
            (2) Represents cash and non-interest-bearing deposits with banks.

            The accompanying notes are an integral part of these interim consolidated financial statements.

            Notes to the Interim Consolidated Financial Statements (Unaudited)

            These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).
            They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2008. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank's year-end audited consolidated financial statements, except as discussed in Note 1.

            1.  Changes in accounting policies

                Goodwill and intangible assets

                Commencing November 1, 2008, the Bank adopted a new accounting standard - Goodwill and Intangible Assets. As a result of adopting the new standard, certain software costs previously recorded as Land, buildings and equipment are now recorded as Other intangible assets in the Consolidated Balance Sheet. Accordingly, $239 million as at
                October 31, 2008 (July 31, 2008 - $237 million) was reclassified from
                Land, building and equipment to Other intangible assets. The related amortization expense that was previously recorded in Premises and technology non-interest expenses on the Consolidated Statement of
                Income is now recorded as Other non-interest expenses. Accordingly,
                $7 million for the three-month period ended July 31, 2008 (nine-month period ended July 31, 2008 - $19 million) was reclassified from
                Premises and technology non-interest expenses to Other non-interest expenses.

                Note 1 to the Bank's 2008 annual audited consolidated financial statements describes accounting policy changes for the prior year.

            2.  Future accounting changes

                The following summarizes future accounting policy changes that will be relevant to the Bank's consolidated financial statements.

                Impairment and classification of financial assets

                In August 2009, the Canadian Institute of Chartered Accountants
                (CICA) amended Section 3855, Financial Instruments - Recognition and
                Measurement, to achieve consistency with international standards on impairment of debt securities. The amendments adopt the definition of loans and receivables from International Financial Reporting
                Standards. As a result, certain debt securities not quoted in an active market could be classified as loans and measured at amortized cost. Impairment for debt securities classified as loans will be assessed and recorded using the incurred credit loss model. These amendments are effective for the Bank commencing Q4 2009 and applied retroactively to November 1, 2008. The Bank is currently in the process of evaluating the impact of adopting these amendments.

                Financial instrument disclosures

                In June 2009, the CICA issued amendments to its Financial Instruments
                - Disclosure standard to expand disclosures of financial instruments consistent with new disclosure requirements made under international standards. The amendments include new disclosure requirements relating to instruments carried at fair value into a hierarchy based on quoted prices in active markets (Level 1), models using observable inputs other than quoted prices (Level 2), or models using inputs that are not based on observable market data (Level 3). These amendments are effective for the Bank commencing Q4 2009.

                International Financial Reporting Standards (IFRS)

                The Canadian Accounting Standards Board (AcSB) has determined that profit-oriented publicly accountable enterprises will be required to adopt International Financial Reporting Standards. IFRS will replace current Canadian GAAP for those enterprises. For the Bank, IFRS will be effective for interim and annual periods commencing November 1,
                2011, including the preparation and reporting of one year of comparative figures. The Bank is currently in the process of evaluating the impacts and implications from its conversion to IFRS.
                The impact of IFRS on the Bank's consolidated financial statements is not reasonably determinable at this time, as accounting standards and interpretations are expected to change prior to transition.

            3.  Securities

                An analysis of unrealized gains and losses on available-for-sale securities is as follows:

                                                              As at
                                           ------------------------------------------
                                                          July 31, 2009
                                           ------------------------------------------
                                                         Gross      Gross
                                                    unrealized unrealized       Fair
                ($ millions)                 Cost(1)     gains     losses      value
                ---------------------------------------------------------------------
                Canadian federal government
                 debt(2)                   $ 32,019   $    817   $    128   $ 32,708
                Canadian provincial and
                 municipal debt               1,159         16          1      1,174
                U.S. treasury and other
                 U.S. agencies' debt          1,050          6         18      1,038
                Other foreign governments'
                 debt                         7,316        338         62      7,592
                Bonds of designated
                 emerging markets               294        182          1        475
                Other debt                   18,539        308      1,386     17,461
                Preferred shares                569         15        135        449
                Common shares                 2,404        185         91      2,498
                ---------------------------------------------------------------------
                Total available-for-sale
                 securities                $ 63,350   $  1,867   $  1,822   $ 63,395
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                                              As at
                                           ------------------------------------------
                                                         October 31, 2008
                                           ------------------------------------------
                                                         Gross      Gross
                                                    unrealized unrealized       Fair
                ($ millions)                 Cost(1)     gains     losses      value
                ---------------------------------------------------------------------
                Canadian federal government
                 debt(2)                   $  9,662   $    232   $      1   $  9,893
                Canadian provincial and
                 municipal debt                  14          -          -         14
                U.S. treasury and other
                 U.S. agencies' debt          2,178         12         14      2,176
                Other foreign governments'
                 debt                         6,983        226        124      7,085
                Bonds of designated
                 emerging markets               334        140          5        469
                Other debt                   17,398         69      1,492     15,975
                Preferred shares                598          5         64        539
                Common shares                 2,884        134        346      2,672
                ---------------------------------------------------------------------
                Total available-for-sale
                 securities                $ 40,051   $    818   $  2,046   $ 38,823
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Cost for debt securities is amortized cost.
                (2) Includes Canada Mortgage Bonds, Canadian NHA mortgage-backed securities, and retained interests in conjunction with the
                    Bank's mortgage securitization.

                The net unrealized gain on available-for-sale securities of $45 million (October 31, 2008 - loss of $1,228 million) decreases to a net unrealized loss of $117 million (October 31, 2008 - loss of
                $1,320 million) after the net fair value of derivative instruments and other hedge amounts associated with these securities is taken into account. The net unrealized loss on available-for-sale securities is recorded in accumulated other comprehensive income.

            4.  Sales of loans through securitizations

                The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended July 31, 2009, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 21%, an excess spread of 1.2% and a discount rate of 1.3%. The following table summarizes the Bank's sales.

                                                                             For the
                                    For the three months ended     nine months ended
                                 ----------------------------------------------------
                                 July 31   April 30    July 31    July 31    July 31
                ($ millions)        2009       2009       2008       2009       2008
                ---------------------------------------------------------------------
                Net cash
                 proceeds(1)    $  2,008   $  4,418   $    892   $ 11,189   $  2,584
                Retained
                 interest             62        225         32        457         85
                Retained
                 servicing
                 liability           (13)       (24)        (5)       (66)       (15)
                ---------------------------------------------------------------------
                                   2,057      4,619        919     11,580      2,654

                Residential
                 mortgages
                 securitized(2)    2,006      4,420        900     11,253      2,597
                ---------------------------------------------------------------------
                Net gain (loss)
                 on sale(3)     $     51   $    199   $     19   $    327   $     57
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Excludes insured mortgages which were securitized and retained by the Bank of $16,852 for the three months ended July 31, 2009
                    (April 30, 2009 - $1,382, July 31, 2008 - $157), and $18,345 for
                    nine months ended July 31, 2009, net of subsequent sales
                    (July 31, 2008 - $2,063). As at July 31, 2009, the outstanding balance of mortgage-backed securities was $20,288, and these assets have been classified as available-for-sale securities.
                (2) Includes sales of mortgage-backed securities in the current period that related to residential mortgages securitized by the
                    Bank in prior periods but retained by the Bank at that time. For the three and nine months ended July 31, 2009 these were $273 million and $2,126 million, respectively (three months ended
                    April 30, 2009 - $1,635 million, July 31, 2008 - $317 million, nine months ended July 31, 2008 - $918 million).
                (3) Net of issuance costs.

            5.  Impaired loans and allowance for credit losses

                (a) Impaired loans

                                                                    As at
                                    -------------------------------------------------
                                                       July 31   April 30 October 31
                                                          2009       2009       2008
                                    -------------------------------------------------
                                           Specific
                ($ millions)       Gross  allowance(1)     Net        Net        Net
                ---------------------------------------------------------------------
                By loan type:
                  Residential
                   mortgages    $  1,006   $    245   $    761   $    649   $    432
                  Personal and
                   credit cards      967        642        325        296         84
                  Business and
                   government      2,020        597      1,423      1,234        675
                ---------------------------------------------------------------------
                Total           $  3,993   $  1,484   $  2,509   $  2,179   $  1,191
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                By geography:
                  Canada                              $    763   $    746   $    354
                  United States                            228        191         80
                  Other
                  International                          1,518      1,242        757
                ---------------------------------------------------------------------
                Total                                 $  2,509   $  2,179   $  1,191
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) The specific allowance for impaired loans evaluated on an individual basis totalled $594 (April 30, 2009 - $503;
                    October 31, 2008 - $462).

                (b) Allowance for credit losses

                During the second quarter of 2009, the Bank established a sectoral allowance of $60 million related to the automotive industry. This industry continued to deteriorate during the quarter, as evidenced by an increase in number of credit defaults as well as downgrades in publicly available debt ratings for companies in that industry.
                During the third quarter, $12 million was reclassified to specific allowance. The sectoral allowance is in addition to the specific and general allowances.

                The general allowance is established against the loan portfolio in respect of the Bank's core business lines, where prudent assessment by the Bank of past experience and existing economic and portfolio conditions indicate that it is probable that losses have occurred, but where such losses cannot be determined on an item-by-item basis.

                When an industry sector or geographic region experiences specific adverse events or changes in economic conditions, it may be necessary to establish an additional allowance for loan losses for the group of loans as a whole, even though the individual loans comprising the group are still classified as performing. These allowances are considered sectoral and are established for losses which have not been specifically identified, and where the losses are not adequately covered by the general allowance. The level of the allowances considers the probability of default, loss given default and expected exposure at default.

                                                                             For the
                                    For the three months ended     nine months ended
                                 ----------------------------------------------------
                                 July 31   April 30    July 31    July 31    July 31
                ($ millions)        2009       2009       2008       2009       2008
                ---------------------------------------------------------------------
                Balance at
                 beginning of
                 period         $  2,836   $  2,714   $  2,498   $  2,634   $  2,252
                Writeoffs           (377)      (397)      (218)    (1,057)      (602)
                Recoveries            52         48         52        159        154
                Provision for
                 credit losses       554        489        159      1,324        423
                Other, including
                 foreign
                 exchange
                 adjustment          (78)       (18)        (6)       (73)       258
                ---------------------------------------------------------------------
                Balance at the
                 end of
                 period(1)(2)(3) $ 2,987   $  2,836   $  2,485   $  2,987   $  2,485
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) As at July 31, 2009, includes $9 of specific allowance and nil of general allowances relating to acquisition of a new subsidiary
                    (April 30, 2009 - nil and nil, respectively; July 31, 2008 - $143 and $25, respectively), which may change as the valuation of acquired loan assets is finalized.
                (2) As at July 31, 2009, $5 has been recorded in other liabilities
                    (April 30, 2009 - $8; July 31, 2008 - $8).
                (3) As at July 31, 2009, the sectoral allowance for credit losses was
                    $48 (April 30, 2009 - $60; July 31, 2008 - nil) and the general allowance for credit losses was $1,450 (April 30, 2009 - $1,350;
                    April 30, 2008 - $1,323).

            6.  Subordinated debentures

                (a) Subordinated debentures totaling $1 billion were issued on
                January 22, 2009, and will mature on January 22, 2021. Interest is payable semi-annually in arrears, on the 22nd of January and July, at
                6.65% per annum until January 22, 2016. From January 22, 2016, until maturity, interest is payable at an annual rate equal to the 90-day
                Bankers' acceptance rate plus 5.85%, payable quarterly in arrears commencing April 22, 2016. The subordinated debentures are redeemable by the Bank, at any time subject to prior regulatory approval. The subordinated debentures qualify as Tier 2B capital.

                (b) Subordinated debentures totalling $1 billion were issued on
                April 15, 2009 and will mature on April 15, 2019. Interest is payable semi-annually in arrears, commencing on October 15, 2009, at 4.94%
                per annum until April 15, 2014. From April 15, 2014, until maturity, interest is payable at an annual rate equal to the 90-day Bankers'
                acceptance rate plus 4.24%, payable quarterly in arrears, commencing
                July 15, 2014. The subordinated debentures are redeemable by the Bank at any time subject to prior regulatory approval. The subordinated debentures qualify as Tier 2B capital.

                (c) On May 12, 2009, the Bank redeemed all of its $325 million 5.75%
                subordinated debentures due May 12, 2014, at par plus accrued and unpaid interest to the redemption date.

                (d) On June 22, 2009, the Bank repurchased US$14 million of Floating
                Rate Subordinated Debentures due August 2085.

            7.  Capital instrument liabilities, trust securities and trust subordinated notes

                On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank
                Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1).
                These securities qualify as Tier 1 capital. Interest is payable semi-
                annually in arrears in the amount of $39.01 per Scotia BaTS III
                Series 2009-1 on the last day of June and December until June 30,
                2019. Commencing June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS
                III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing Government of Canada Yield plus 7.05%. The first interest payment was made on June 30, 2009 in the amount of
                $11.54 per Scotia BaTS III Series 2009-1. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series
                2009-1, in whole or in part, subject to the approval of the
                Superintendent of Financial Institutions Canada (OSFI). In certain circumstances the Scotia BaTS III Series 2009-1 will be automatically exchanged for non-cumulative preferred shares of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series
                2009-1 will be required to invest cash interest paid thereon in deferral preferred shares of the Bank.

                The proceeds of the issue were used to acquire the Series 2009-1 Bank
                Deposit Note. If there is an automatic exchange of the Scotia BaTS for Preferred Shares, then the Bank would become the sole beneficiary of the Trust.

                Scotiabank Tier 1 Trust, which is a special purpose entity, is not consolidated by the Bank as the Bank is not the primary beneficiary.
                These securities are reported on the Consolidated Balance Sheet as deposit notes issued by the Bank to Scotiabank Tier 1 Trust.

            8.  Capital management

                The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. The objectives and practices of the Bank's capital management process are consistent with those in place as at October 31, 2008.

                Regulatory capital ratios

                The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-
                weighted assets represent the Bank's exposures to credit, market and operational risk and are computed by applying a combination of the
                Bank's internal credit risk parameters and the OSFI prescribed risk weights to on-and off-balance sheet exposures.

                The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank substantially exceeded these minimum ratio thresholds as at July 31, 2009. OSFI has also prescribed an asset-to-capital leverage multiple; the Bank was in compliance with this threshold as at July 31, 2009.

                Bank regulatory capital consists of two components - Tier 1 capital, which is more permanent, and Tier 2 capital as follows:

                                                                   As at
                                                      -------------------------------
                                                       July 31   April 30 October 31
                (unaudited) ($ millions)                  2009       2009       2008
                ---------------------------------------------------------------------
                Shareholders' equity per consolidated
                 balance sheet                        $ 23,397   $ 22,908   $ 21,642
                Components of accumulated other
                 comprehensive income excluded from
                 Tier 1                                    558      1,735      1,220
                Capital instrument liabilities - trust
                 securities                              3,400      2,750      2,750
                Non-controlling interest in
                 subsidiaries                              520        536        502
                Goodwill deduction                      (2,875)    (2,845)    (2,273)
                Other capital deductions(1)             (1,938)    (1,951)      (578)
                ---------------------------------------------------------------------
                Tier 1 capital                          23,062     23,133     23,263
                ---------------------------------------------------------------------
                Qualifying subordinated debentures,
                 net of amortization                     5,908      6,309      4,227
                Trust subordinated notes                 1,000      1,000      1,000
                Other net capital items(2)              (1,801)    (1,832)      (643)
                ---------------------------------------------------------------------
                Tier 2 capital                           5,107      5,477      4,584
                ---------------------------------------------------------------------
                Total regulatory capital                28,169     28,610     27,847
                ---------------------------------------------------------------------
                Total risk weighted assets            $221,494   $241,837   $250,591
                ---------------------------------------------------------------------
                Capital ratios
                Tier 1 capital ratio                     10.4%       9.6%       9.3%
                Total capital ratio                      12.7%      11.8%      11.1%
                Assets-to-capital multiple               16.6x      17.3x      18.0x
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Comprised of 50% of all investments in certain specified corporations and other items.
                (2) Comprised of 50% of all investments in specified corporations and other items, 100% of investments in insurance entities, offset by eligible allowance for credit losses.

                Significant capital transactions

                (a) In the third quarter of 2008, the Bank initiated a normal course issuer bid to purchase up to 20 million of the Bank's common shares.
                This represented approximately 2% of the Bank's common shares outstanding as at April 30, 2008. The bid terminated on January 11,
                2009.

                (b) On December 12, 2008, the Bank issued 14,450,867 common shares at a price of $34.60 per share as part of the acquisition of CI
                Financial Corp. (CI Financial). Refer to Note 13 for further details.

                (c) Series 24 non-cumulative five-year rate reset preferred shares totaling $250 million were issued on December 12, 2008, as part of the acquisition of CI Financial. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.3906 per share for the initial five-year fixed rate period ending on January 25, 2014. The initial dividend was paid on April 28, 2009, in an amount of $0.5865 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 3.84%, multiplied by $25.00. Holders of Series 24 preferred shares have the option to convert their shares into an equal number of Series 25 non-cumulative floating rate preferred shares on
                January 26, 2014, and on January 26 every five years thereafter.
                Series 25 preferred shares are entitled to receive floating rate non-
                cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the treasury-bill rate plus
                3.84%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1 million Series 24 preferred shares issued and outstanding on the applicable Series 24 conversion date, all of the issued and outstanding Series 24 preferred shares will automatically be converted on such Series 24 conversion date into an equal number of
                Series 25 preferred shares. With prior written approval of the
                Superintendent of Financial Institutions Canada, Series 24 preferred shares and, if applicable, Series 25 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on
                January 26, 2014, and every five years thereafter. On all other dates beginning January 26, 2014, Series 25 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.
                These preferred shares qualify as Tier 1 capital.

                (d) Series 26 non-cumulative five-year rate reset preferred shares totaling $325 million were issued on January 21, 2009. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.390625 per share for the initial five-year fixed rate period ending on
                April 25, 2014. The initial dividend was paid on April 28, 2009, in an amount of $0.41524 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year
                Government of Canada yield plus 4.14%, multiplied by $25.00. Holders of Series 26 preferred shares have the option to convert their shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 27 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the treasury-
                bill rate plus 4.14%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1 million Series 26 preferred shares issued and outstanding on the applicable Series 26 conversion date, all of the issued and outstanding Series 26 preferred shares will automatically be converted on such Series 26 conversion date into an equal number of Series 27 preferred shares. With prior written approval of the
                Superintendent of Financial Institutions Canada, Series 26 preferred shares and, if applicable, Series 27 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on
                April 26, 2014, and every five years thereafter. On all other dates beginning April 26, 2014, Series 27 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.
                These preferred shares qualify as Tier 1 capital.

                (e) Series 28 non-cumulative five-year rate reset preferred shares totaling $275 million were issued on January 30, 2009. Holders are entitled to receive fixed non-cumulative preferential cash dividends, payable quarterly, if and when declared, in an amount of $0.390625 per share for the initial five-year fixed rate period ending on
                April 25, 2014. The initial dividend was paid on April 28, 2009, in an amount of $0.37671 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada yield plus 4.46%, multiplied by $25.00. Holders of Series
                28 preferred shares have the option to convert their shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. Series 29 preferred shares are entitled to receive floating rate non-cumulative preferential cash dividends, if and when declared, in an amount per share equal to the sum of the treasury-
                bill rate plus 4.46%, multiplied by $25.00. If the Bank determines that, after giving effect to any election notices received, there would be less than 1 million Series 28 preferred shares issued and outstanding on the applicable Series 28 conversion date, all of the issued and outstanding Series 28 preferred shares will automatically be converted on such Series 28 conversion date into an equal number of Series 29 preferred shares. With prior written approval of the
                Superintendent of Financial Institutions Canada, Series 28 preferred shares and, if applicable, Series 29 preferred shares, are redeemable by the Bank. These shares are redeemable at $25.00 per share on
                April 26, 2014, and every five years thereafter. On all other dates beginning April 26, 2014, Series 29 preferred shares are redeemable at $25.00 per share plus a redemption premium of $0.50 per share.
                These preferred shares qualify as Tier 1 capital.

            9.  Accumulated other comprehensive income (loss)

                The components of accumulated other comprehensive income (loss) as at
                July 31, 2009, and other comprehensive income (loss) for the nine months then ended were as follows:

                Accumulated other comprehensive income (loss)

                                                 As at and for the nine months ended
                                                -------------------------------------
                                                   Opening          Net       Ending
                                                   balance       change      balance
                                                -------------------------------------
                                                October 31                   July 31
                ($ millions)                          2008                      2009
                ---------------------------------------------------------------------
                Unrealized foreign currency
                 translation gains (losses),
                 net of hedging activities      $   (2,181)  $   (1,877)  $(4,058)(1)
                Unrealized gains (losses) on
                 available-for-sale securities,
                 net of hedging activities            (949)         821      (128)(2)
                Gains (losses) on derivative
                 instruments designated as cash
                 flow hedges                          (466)          10      (456)(3)
                ---------------------------------------------------------------------
                Accumulated other comprehensive
                 income (loss)                  $   (3,596)  $   (1,046)  $   (4,642)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                                 As at and for the nine months ended
                                                -------------------------------------
                                                   Opening          Net       Ending
                                                   balance       change      balance
                                                -------------------------------------
                                                October 31                   July 31
                ($ millions)                          2007                      2008
                ---------------------------------------------------------------------
                Unrealized foreign currency
                 translation gains (losses),
                 net of hedging activities      $   (4,549)  $      993   $(3,556)(1)
                Unrealized gains (losses) on
                 available-for-sale securities,
                 net of hedging activities             639         (513)       126(2)
                Gains (losses) on derivative
                 instruments designated as cash
                 flow hedges                            53         (334)     (281)(3)
                ---------------------------------------------------------------------
                Accumulated other comprehensive
                 income (loss)                  $   (3,857)  $      146   $   (3,711)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Net of cumulative income tax expense of $636 (July 31, 2008 -
                    expense of $546).
                (2) Net of cumulative income tax expense of $11 (July 31, 2008 -
                    expense of $81).
                (3) Net of cumulative income tax benefit of $192 (July 31, 2008 -
                    benefit of $132).

                Other comprehensive income (loss)

                The following table summarizes the changes in the components of other comprehensive income (loss).

                                                       For the               For the
                                            three months ended     nine months ended
                                           ------------------------------------------
                                            July 31    July 31    July 31    July 31
                ($ millions)                   2009       2008       2009       2008
                ---------------------------------------------------------------------
                Net change in unrealized
                 foreign currency translation
                 losses
                Net unrealized foreign
                 currency translation gains
                 (losses)(1)               $ (2,053)  $    279   $ (2,576)  $  1,602
                Net gains (losses) on
                 hedges of net investments
                 in self-sustaining foreign
                 operations(2)                  625        (86)       699       (609)
                ---------------------------------------------------------------------
                                             (1,428)       193     (1,877)       993
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Net change in unrealized
                 gains (losses) on
                 available-for-sale
                 securities
                Net unrealized gains (losses)
                 on available-for-sale
                 securities(3)                1,040       (213)       735       (356)
                Reclassification of net
                 (gains) losses to net
                 income(4)                      218        (30)        86       (157)
                ---------------------------------------------------------------------
                                              1,258       (243)       821       (513)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Net change in gains (losses)
                 on derivative instruments
                 designated as cash flow
                 hedges
                Net gains (losses) on
                 derivative instruments
                 designated as cash flow
                 hedges(5)                      134        187       (165)       487
                Reclassification of net
                 (gains) losses to net
                 income(6)                        4       (118)       175       (821)
                ---------------------------------------------------------------------
                                                138         69         10       (334)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Other comprehensive income
                 (loss)                    $    (32)  $     19   $ (1,046)  $    146
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Net of income tax expense of nil.
                (2) For the three and nine months ended July 31, 2009, net of income tax expense of $201 and $318, respectively (July 31, 2008 -
                    benefit of $28 and expense of $119, respectively).
                (3) For the three and nine months ended July 31, 2009, net of income tax expense of $372 and $308, respectively (July 31, 2008 -
                    benefit of $83 and $187, respectively).
                (4) For the three and nine months ended July 31, 2009, net of income tax benefit of $80 and $74, respectively (July 31, 2008 - expense of $22 and $70, respectively).
                (5) For the three and nine months ended July 31, 2009, net of income tax expense of $42 and benefit of $46, respectively (July 31,
                    2008 - expense of $85 and $223, respectively).
                (6) For the three and nine months ended July 31, 2009, net of income tax benefit of $5 and $72, respectively (July 31, 2008 - expense of $54 and $380, respectively).

            10. Financial Instruments

                Risk management

                The Bank's principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the
                Bank uses derivative financial instruments for both trading and asset/liability management purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank's framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2008.

                (a) Credit risk

                Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

                Credit risk exposures

                Credit risk exposures disclosed below are presented based on Basel II approaches utilized by the Bank. All material portfolios in Canada,
                U.S. and Europe are treated under the advanced internal ratings based approach (AIRB), and the remaining portfolios including other international portfolios are treated under the standardized approach.
                Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

                Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel II framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

                Exposure at default(1)
                ---------------------------------------------------------------------
                                                                 April 30,   October
                As at               July 31, 2009                    2009   31, 2008
                ---------------------------------------------------------------------
                                           Standard-
                ($ millions)      AIRB(2)      ized      Total      Total      Total
                ---------------------------------------------------------------------
                By exposure
                 sub-type
                Non-retail(2)
                  Drawn(3)      $135,464   $ 64,082   $199,546   $211,663   $208,494
                  Undrawn
                   commitments    52,943      3,272     56,215     58,257     64,870
                  Other
                   exposures(4)   65,644      2,195     67,839     77,397     87,713
                ---------------------------------------------------------------------
                  Total
                   non-retail    254,051     69,549    323,600    347,317    361,077
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Retail
                  Drawn(5)       111,453     24,232    135,685    138,330    137,624
                  Undrawn
                   commitments     5,999        159      6,158      5,851      7,540
                ---------------------------------------------------------------------
                  Total retail   117,452     24,391    141,843    144,181    145,164
                ---------------------------------------------------------------------
                Total           $371,503   $ 93,940   $465,443   $491,498   $506,241
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) After credit risk mitigation, excludes available-for-sale equity securities and other assets.
                (2) Non-retail AIRB drawn and undrawn exposures include government guaranteed mortgages of $40.7 billion.
                (3) Non-retail drawn includes loans, bankers' acceptances, deposits with banks and available-for-sale debt securities.
                (4) Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions net of related collateral.
                (5) Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

                Credit quality of non-retail exposures

                The Bank's non-retail portfolio is well diversified by industry. As at July 31, 2009, 79% (April 30, 2009 - 78%) of the AIRB portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. Exposures in the standardized portfolio, mainly in the Caribbean and Latin American region, are primarily to non-investment grade counterparties, based on the Bank's internal grade systems. There has not been a significant change in concentrations of credit risk since October 31,
                2008.

                As at July 31, 2009, non-retail loans not assessed as impaired but with payments more than 30 days past due were $0.9 billion (April 30,
                2009 - $0.7 billion). This represented 0.8% (April 30, 2009 - 0.5%)
                of the total non-retail loan portfolio.

                Credit quality of retail exposures

                The Bank's retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. As at July 31,
                2009, retail loans not assessed as impaired but with payments more than 30 days past due were $2.4 billion (April 30, 2009 - $2.6 billion), of which 71% (April 30, 2009 - 75%) relate to insured and conventional residential mortgages. This represented 1.6% (April 30,
                2009 - 1.6%) of the total retail loan portfolio.

                Retail standardized portfolio

                The retail standardized portfolio of $25 billion as at July 31, 2009
                (April 30, 2009 - $36 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total standardized retail exposures, $13 billion (April 30, 2009
                - $22 billion; October 31, 2008 - $24 billion) related to mortgages and loans secured by residential real estate, mostly with a loan-to-
                value ratio of 80% or less at origination.

                Collateral

                Collateral held

                In the normal course of business, the Bank receives collateral on certain transactions to reduce its exposure to counterparty credit risk. The Bank is normally permitted to sell or repledge the collateral it receives under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.

                Collateral pledged

                In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. As at
                July 31, 2009, total assets pledged were $49 billion (April 30, 2009
                - $56 billion; October 31, 2008 - $45 billion). Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities borrowing and lending, and other lending activities.

                (b) Liquidity risk

                Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The
                Bank's holdings of liquid assets, which can generally be sold or pledged to meet its obligations, amounted to $134 billion as at
                July 31, 2009 (April 30, 2009 - $122 billion; October 31, 2008 -
                $106 billion), representing 27% of the Bank's total assets (April 30,
                2009 - 24%; October 31, 2008 - 21%).

                Contractual maturities

                The table below shows the contractual maturities of certain of the
                Bank's financial liabilities.

                                                 Payable on a fixed date
                                              -----------------------------
                                                                   Greater
            As at July 31, Payable   Payable      Less    One to      than
             2009               on     after      than      five      five
             ($ millions)   demand    notice  one year     years     years     Total
            -------------------------------------------------------------------------
            Deposits      $ 43,044  $ 60,527  $162,663  $ 61,268  $  6,226  $333,728
            Subordinated
             debentures                              -       251     5,707     5,958
            Capital
             instrument
             liabilities                             -         -       500       500
            -------------------------------------------------------------------------
            Total         $ 43,044  $ 60,527  $162,663  $ 61,519  $ 12,433  $340,186
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            As at April
             30, 2009     $ 38,740  $ 57,621  $183,120  $ 61,623  $ 12,615  $353,719
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            As at October
             31, 2008     $ 37,157  $ 52,312  $186,818  $ 63,911  $ 11,234  $351,432
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                Commitments to extend credit

                In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. The majority of these commitments, which are not reflected on the Consolidated
                Balance Sheet, had a remaining term to maturity of less than one year for all periods presented.

                (c) Market risk

                Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

                Derivative instruments

                The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. As at July 31, 2009, 46% (April 30, 2009 - 49%; October 31, 2008 - 52%)
                of the notional value of the Bank's derivative instruments mature within one year, while 86% (April 30, 2009 - 86%; October 31, 2008 -
                85%) mature within five years.

                Interest rate risk

                Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

                Interest rate sensitivity

                Based on the Bank's interest rate positions, the following table shows the potential after-tax impact on the Bank's net income over the next 12 months and on the economic value of shareholders' equity of an immediate and sustained 100 basis point increase and decrease in interest rates across all currencies.

                As at                              July 31, 2009
                ---------------------------------------------------------------------
                                        Net income         Economic value of equity

                                           Other                      Other
                               Canadian   curren-         Canadian   curren-
                ($ millions)     dollar     cies    Total   dollar     cies    Total
                ---------------------------------------------------------------------
                100 bp increase $   102  $    40  $   142  $   (28) $  (225) $  (253)
                ---------------------------------------------------------------------
                100 bp decrease $  (106) $   (50) $  (156) $   (17) $   253  $   236
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                As at             April 30, 2009  October 31, 2008
                ---------------------------------------------------
                                        Economic          Economic
                                           value             value
                                    Net       of      Net       of
                ($ millions)     income   equity   income   equity
                ---------------------------------------------------
                100 bp increase $   196  $  (148) $    89  $  (373)
                ---------------------------------------------------
                100 bp decrease $  (156) $   194  $  (100) $   346
                ---------------------------------------------------
                ---------------------------------------------------

                Non-trading foreign currency risk

                Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates.

                As at July 31, 2009, a one per cent increase (decrease) in the
                Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank's before-tax annual earnings by approximately $46 million (April 30, 2009 - $37 million; October 31,
                2008 - $38 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at July 31, 2009, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders' equity by approximately
                $179 million (April 30, 2009 - $190 million; October 31, 2008 - $174 million), net of hedging.

                Equity risk

                Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-
                sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 3.

                Trading portfolio risk management

                Market risk arising from the Bank's trading activities can be aggregated using VaR and stress testing measures. The table below shows the Bank's VaR by risk factor:

                One-day VaR by risk factor
                ---------------------------------------------------------------------
                                                 For the
                                            three months ended
                                  As at       July 31, 2009           As at    As at
                                July 31  ------------------------- April 30  October
                ($ millions)       2009  Average     High      Low     2009  31 2008
                ---------------------------------------------------------------------
                Interest rate   $  13.2  $  15.5  $  23.5  $  10.9  $  13.9  $  23.8
                Equities            6.5      5.0      9.3      2.5      2.2      4.9
                Foreign exchange    3.1      2.3      3.7      1.1      2.5      1.7
                Commodities         4.4      3.2      4.4      2.2      2.4      3.4
                Diversification   (13.2)   (10.5)     n/a      n/a     (5.6)    (7.3)
                ---------------------------------------------------------------------
                All-Bank VaR    $  14.0  $  15.5  $  22.6  $  12.1  $  15.4  $  26.5
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                Hedges

                There are three main types of hedges for accounting purposes: (i)
                fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

                In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk.
                The Bank uses fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.

                In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank uses cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net after-tax loss of approximately $220 million (April 30, 2009 - loss of $277 million;
                October 31, 2008 - loss of $204 million). As at July 31, 2009, the maximum length of cash flow hedges outstanding was less than 10 years
                (April 30, 2009 - less than 10 years; October 31, 2008 - less than
                10 years).

                Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a gain of $40 million during the three months ended July 31, 2009
                (July 31, 2008 - gain of $17 million), of which a gain of $26 million
                (July 31, 2008 - gain of $6 million) related to cash flow hedges, due to the ineffective portion of designated hedges. For the nine months ended July 31, 2009, the Bank recorded a gain of $88 million
                (July 31, 2008 - gain of $14 million) of which a gain of $35 million
                (July 31, 2008 - $13 million) related to cash flow hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other
                comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.

                In a net investment hedge, the change in fair value of the hedging instrument is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income. No ineffectiveness was recognized on net investment hedges.

                Items designated as trading

                The Bank has elected to designate certain portfolios of assets and liabilities as trading, which are carried at fair value with changes in fair values recorded in income.

                The Bank's trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $3.7 billion as at July 31, 2009 (April 30, 2009 - $4.8 billion;
                October 31, 2008 - $7.5 billion). The change in fair value that was recorded through trading income for the three and nine months ended
                July 31, 2009, was a gain of $456 million (July 31, 2008 - loss of
                $5 million) and a gain of $684 million (July 31, 2008 - loss of
                $232 million), respectively. These changes in fair value were substantially offset by the changes in the fair value of the related credit derivatives.

                The Bank's trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $42 million as at
                July 31, 2009 (April 30, 2009 - $60 million; October 31, 2008 -
                $56 million). The change in fair value that was recorded through trading income for the three and nine months ended July 31, 2009, was a gain of $11 million (July 31, 2008 - loss of less than $1 million)
                and a gain of $16 million (July 31, 2008 - loss of $3 million), respectively.

                The Bank has designated certain debt and equity investments as trading securities to reduce an accounting mismatch between these assets and fair value changes in related derivatives. The fair value of these trading securities was $4,802 million as at July 31, 2009
                (April 30, 2009 - $5,408 million; October 31, 2008 - $565 million).
                The change in fair value that was recorded through trading and net interest income for the three and nine months ended July 31, 2009 was a gain of $10 million (July 31, 2008 - loss of $2 million) and a gain of $135 million (July 31, 2008 - loss of $13 million), respectively.

                The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was
                $22 million as at July 31, 2009 (April 30, 2009 - $12 million;
                October 31, 2008 - $297 million). The change in fair value that was recorded through net interest income for the three and nine months ended July 31, 2009, was a loss of less than $1 million (July 31,
                2008 - gain of less than $1 million) and a loss of $2 million
                (July 31, 2008 - loss of $13 million), respectively. The change in fair value, which is mainly attributable to changes in interest rates, was substantially offset by the changes in fair value of the related derivatives. As at July 31, 2009, the Bank is contractually obligated to pay $22 million to the holders of the notes at maturity
                (April 30, 2009 - $12 million; October 31, 2008 - $295 million).

                Reclassification of financial assets

                The Bank reclassified certain non-derivative financial assets out of trading securities to available-for-sale securities effective
                August 1, 2008. These assets were comprised of $303 million of bond assets and $91 million of preferred shares that were no longer traded in an active market and which management intends to hold for the foreseeable future. As at July 31, 2009, the fair values of the bond assets and preferred shares were $263 million (April 30, 2009 -
                $285 million; October 31, 2008 - $277 million) and $67 million
                (April 30, 2009 - $77 million; October 31, 2008 - $81 million), respectively.

                Due to the reclassification of bond assets, for the three and nine months ended July 31, 2009, the Bank recorded pre-tax other comprehensive income gains of $19 million and $16 million, respectively, relating to fair value movements. Due to the reclassification of preferred shares, for the three and nine months ended July 31, 2009, the Bank recorded pre-tax other comprehensive income gains of $10 million and $8 million, respectively, relating to fair value movements. If these reclassifications had not been made, these gains would have been recorded in the Consolidated Statement of
                Income.

            11. Employee future benefits

                Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank's principal plans(1).

                                                                             For the
                                   For the three months ended      nine months ended
                                 ----------------------------------------------------
                                 July 31   April 30    July 31    July 31    July 31
                ($ millions)        2009       2009       2008       2009       2008
                ---------------------------------------------------------------------
                Benefit
                 expenses
                Pension plans   $      -   $    (12)  $      -   $    (14)  $      2
                Other benefit
                 plans                29         28         29         86         88
                ---------------------------------------------------------------------
                                $     29   $     16   $     29   $     72   $     90
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.

            12. Segmented results of operations

                Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Canadian Banking,
                International Banking and Scotia Capital.

                The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in
                Note 1 of the 2008 Consolidated Financial Statements. The only notable accounting measurement difference is the grossing up of tax-
                exempt net interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income arising from taxable and tax-exempt sources.

                Scotiabank's results, and average assets, allocated by these operating segments, are as follows:

                For the three months ended July 31, 2009
                ---------------------------------------------------------------------
                Taxable
                 equivalent                   Inter-
                 basis          Canadian   national     Scotia
                 ($ millions)    Banking    Banking    Capital    Other(1)     Total
                ---------------------------------------------------------------------
                Net interest
                 income(2)      $  1,212   $    979   $    423   $   (438)  $  2,176
                Provision for
                 credit losses       169        179        106        100        554
                Other income         593        296        681         29      1,599
                Non-interest
                 expenses            933        718        266         42      1,959
                Provision for
                 income taxes        203         38        262       (200)       303
                Non-controlling
                 interest in net
                 income of
                 subsidiaries          -         28          -          -         28
                ---------------------------------------------------------------------
                Net income(3)   $    500   $    312   $    470   $   (351)  $    931
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Average assets
                 ($ billions)   $    193   $     87   $    180   $     46   $    506
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                For the three months ended April 30, 2009
                ---------------------------------------------------------------------
                Taxable
                 equivalent                   Inter-
                 basis          Canadian   national     Scotia
                 ($ millions)    Banking    Banking    Capital    Other(1)     Total
                ---------------------------------------------------------------------
                Net interest
                 income(2)      $  1,147   $    959   $    345   $   (364)  $  2,087
                Provision for
                 credit losses       188        115        159         27        489
                Other income         524        349        502        134      1,509
                Non-interest
                 expenses            899        729        231         27      1,886
                Provision for
                income taxes         174        102        129        (86)       319
                Non-controlling
                 interest in
                 net income of
                 subsidiaries          -         30          -          -         30
                ---------------------------------------------------------------------
                Net income(3)   $    410   $    332   $    328   $   (198)  $    872
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Average assets
                 ($ billions)   $    191   $     95   $    189   $     44   $    519
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                For the three months ended July 31, 2008
                ---------------------------------------------------------------------
                Taxable
                 equivalent                   Inter-
                 basis          Canadian   national     Scotia
                 ($ millions)    Banking    Banking    Capital    Other(1)     Total
                ---------------------------------------------------------------------
                Net interest
                 income(2)      $  1,122   $    847   $    269   $   (292)  $  1,946
                Provision for
                 credit losses        99         56          4          -        159
                Other income         564        389        383         92      1,428
                Non-interest
                 expenses            914        698        254         23      1,889
                Provision for
                 income taxes        210        118         97       (138)       287
                Non-controlling
                 interest in
                 net income of
                 subsidiaries          -         29          -          -         29
                ---------------------------------------------------------------------
                Net income(3)   $    463   $    335   $    297   $    (85)  $  1,010
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Average assets
                 ($ billions)   $    177   $     81   $    162   $     37   $    457
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2009 ($68), April 30,
                    2009 ($77), and July 31, 2008 ($103), and for the nine months ended July 31, 2009 ($215), and July 31, 2008 ($321), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
                (2) Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major
                    segments, which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been
                    restated.
                (3) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.

                For the nine months ended July 31, 2009
                ---------------------------------------------------------------------
                Taxable
                 equivalent                   Inter-
                 basis          Canadian   national     Scotia
                 ($ millions)    Banking    Banking    Capital    Other(1)     Total
                ---------------------------------------------------------------------
                Net interest
                 income(2)      $  3,505   $  2,885   $  1,106   $ (1,267)  $  6,229
                Provision for
                 credit losses       512        410        275        127      1,324
                Other income       1,673      1,116      1,549        155      4,493
                Non-interest
                 expenses          2,766      2,219        788         82      5,855
                Provision for
                 income taxes        552        254        494       (488)       812
                Non-controlling
                 interest in net
                 income of
                 subsidiaries          -         86          -          -         86
                ---------------------------------------------------------------------
                Net income(3)   $  1,348   $  1,032   $  1,098   $   (833)  $  2,645
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Average assets
                 ($ billions)   $    191   $     92   $    188   $     47   $    518
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                For the nine months ended July 31, 2008
                ---------------------------------------------------------------------
                Taxable
                 equivalent                   Inter-
                 basis          Canadian   national     Scotia
                 ($ millions)    Banking    Banking    Capital    Other(1)     Total
                ---------------------------------------------------------------------
                Net interest
                 income(2)      $  3,164   $  2,375   $    789   $   (695)  $  5,633
                Provision for
                 credit losses       292        146        (15)         -        423
                Other income       1,620      1,054        806        272      3,752
                Non-interest
                 expenses          2,693      1,881        688         90      5,352
                Provision for
                 income taxes        541        347        179       (378)       689
                Non-controlling
                 interest in net
                 income of
                 subsidiaries          -         96          -          -         96
                ---------------------------------------------------------------------
                Net income(3)   $  1,258   $    959   $    743   $   (135)  $  2,825
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Average assets
                 ($ billions)   $    172   $     77   $    162   $     36   $    447
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                (1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended July 31, 2009 ($68), April 30,
                    2009 ($77), and July 31, 2008 ($103), and for the nine months ended July 31, 2009 ($215), and July 31, 2008 ($321), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
                (2) Historically, assets and liabilities are transfer-priced at wholesale market rates. In the first quarter of 2009, due to current market conditions, the Bank refined its transfer pricing to include a liquidity premium charge in the cost of funds allocated to the business segments. The net impact of this change was to reduce the net interest income of the three major
                    segments, which was offset by a reduction in the net interest expense of the Other segment. Prior periods have not been
                    restated.
                (3) Commencing in the fourth quarter of 2008, the reporting of segment profitability has been changed from net income available to common shareholders to net income. Prior periods have been restated.

            13. Acquisitions

                Prior quarters

                On February 3, 2009, the Bank acquired an additional 24% of
                Thanachart Bank in Thailand for approximately $270 million, which increased the Bank's ownership from 24.99% to 49%. The investment will continue to be accounted for under the equity method of accounting.

                On December 12, 2008, the Bank completed the acquisition of Sun Life
                Financial Inc.'s 37.6% ownership stake in CI Financial Income Fund for approximately $2.3 billion. The consideration was in the form of
                $1.55 billion cash, $500 million common shares and $250 million non-
                cumulative preferred shares. This investment is accounted for under the equity method of accounting.

                The Bank completed the acquisition of E(x)TRADE Canada on
                September 22, 2008, through the acquisition of 100% of the outstanding shares for cash consideration of approximately $500 million. During the first quarter of 2009, the Bank completed the purchase price allocation and recorded goodwill of $430 million and intangibles of $32 million on the Consolidated Balance Sheet.
            >>

            Direct deposit service

            Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association.
To arrange direct deposit service, please write to the transfer agent.

            Dividend and Share Purchase Plan

            Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
            As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the
Bank.
            For more information on participation in the plan, please contact the transfer agent.

            Dividend dates for 2009

            Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

            <<
                Record Date                         Payment Date
                January 6                           January 28
                April 7                             April 28
                July 7                              July 29
                October 6                           October 28
            >>

            Annual Meeting date for fiscal 2009

            The Annual Meeting of Shareholders of the Bank for the fiscal year ending
October 31, 2009, will be held in St. John's, Newfoundland, on Thursday, April
8, 2010.

            Duplicated communication

            If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

            Website

            For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

            Conference call and Web broadcast

            The quarterly results conference call will take place on August 28, 2009, at 10:00 a.m. EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-733-7571 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by
e-mail to investor.relations(at)scotiabank.com.
            A telephone replay of the conference call will be available from August
28, 2009, to September 11, 2009, by calling (416) 640-1917 and entering the identification code 21312851 followed by the number sign. The archived audio webcast will be available on the Bank's website for three months.

            <<
            -------------------------------------------------------------------------
            Contact information

            Investors:

            Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance
            Department:

                Scotiabank
                Scotia Plaza, 44 King Street West
                Toronto, Ontario, Canada M5H 1H1
                Telephone: (416) 866-5982
                Fax: (416) 866-7867
                E-mail: investor.relations(at)scotiabank.com

            Media:

            For other information and for media enquiries, please contact the Public,
            Corporate and Government Affairs Department at the above address.

                Telephone: (416) 866-3925
                Fax: (416) 866-4988
                E-mail: corpaff(at)scotiabank.com

            Shareholders:

            For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

                Computershare Trust Company of Canada
                100 University Avenue, 9th Floor
                Toronto, Ontario, Canada M5J 2Y1
                Telephone: 1-877-982-8767
                Fax: 1-888-453-0330
                E-mail: service(at)computershare.com

                Co-Transfer Agent (U.S.A.)
                Computershare Trust Company N.A.
                250 Royall Street Canton, MA 02021 U.S.A.
                Telephone: 1-800-962-4284

            For other shareholder enquiries, please contact the Finance Department:

                Scotiabank
                Scotia Plaza, 44 King Street West
                Toronto, Ontario, Canada M5H 1H1
                Telephone: (416) 866-4790
                Fax: (416) 866-4048
                E-mail: corporate.secretary(at)scotiabank.com
            >>

            Rapport trimestriel disponible en francais

            Le Rapport annuel et les etats financiers de la Banque sont publies en francais et en anglais et distribues aux actionnaires dans la version de leur choix. Si vous preferez que la documentation vous concernant vous soit adressee en francais, veuillez en informer Relations publiques, Affaires de la societe et Affaires gouvernementales, La Banque de Nouvelle-Ecosse, Scotia
Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'etiquette d'adresse, afin que nous puissions prendre note du changement.

            The Bank of Nova Scotia is incorporated in Canada with limited liability.

            %SEDAR: 00001289EF          %CIK: 0000009631

            /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Frank Switzer, Public Affairs, (416) 866-7238/
            (BNS. BNS)

CO:  Scotiabank

CNW 07:08e 28-AUG-09